DELTIC

DELTIC TIMBER CORPORATION

2002 ANNUAL REPORT

a natural focus



Deltic Timber Corporation is a natural resources

The Company owns 431,100 acres of timberland, operates two

Headquartered in El Dorado, Arkansas, the Company's operations

1 Highlights
2 Letter to Our Shareholders
4 Woodlands
6 Mills
8 Real Estate
10 Financial Review
11 Management's Discussion and Analysis
23 Consolidated Financial Statements
27 Notes to Consolidated Financial Statements
41 Independent Auditors' Report
41 Audit Committee Chairman's Letter
42 Report of Management
43 Statistical Summary
44 Corporate Information
IBC Directors and Officers



DELTIC

HIGHLIGHTS OF OPERATIONS

FINANCIAL

(Thousands of dollars, except per share amounts)	2002*	2001	2000
FOR THE YEAR			
Net sales	$ **104,512**	106,011	109,531
Operating income	$ **10,697**	15,824	18,114
Income/(loss) from continuing operations	$ **(13,639)**	1,623	2,701
Net income/(loss)	$ **(13,639)**	9,980	13,557
Earnings per common share			
Continuing operations	$ **(1.33)**	(.05)	.04
Net income/(loss)	$ **(1.33)**	.65	.93
Net cash provided by operating activities	$ **32,452**	41,238	42,919
Capital expenditures	$ **24,237**	63,957	43,401
AT YEAR-END			
Working capital	$ **2,125**	13,015	10,086
Total assets	$ **310,546**	328,380	322,633
Long-term debt	$ **116,120**	84,190	87,410
Redeemable preferred stock	$ **–**	30,000	30,000
Stockholders' equity	$ **162,962**	180,799	176,834
Common shares outstanding (thousands)	**11,916**	11,888	11,936

OPERATING

	2002*	2001	2000
Pine sawtimber harvested from fee lands (tons)	**713,779**	673,055	566,557
Pine sawtimber sales price (per ton)	$ **41**	39	45
Lumber sales (MBF)	**199,463**	158,225	172,059
Lumber sales price (per MBF)	$ **298**	306	324

* Includes the write-off of the Company's investment in Del-Tin Fiber of $18,723,000, $11,440,000 net of related deferred income taxes of $7,283,000.

letter to our shareholders

The forest products industry was buffeted by excess capacity and oversupply issues during 2002, and the precarious supply/demand balance necessary for profitability in a commodity-based business tilted sharply to the supply side, thus extending an already weakened lumber market into a three-year cyclical low that represents the worst period of the last 50 years. North American softwood lumber production totaled nearly 66 billion board feet, while consumption totaled but 64 billion board feet. Deltic was not immune to these economic forces during the past year, and our financial results suffered accordingly. Because of the harsh operating environment your Company experienced during 2002, we continued to sharpen our focus on being better in our core business than we have ever been. The market demands this, and our shareholders deserve this.

Deltic Timber Corporation's financial results for 2002 of a loss of $13.6 million, $1.33 a share after preferred dividends, compares with earnings of $10 million, $.65 a share, in 2001; however, 2002's results include an $11.4 million non-cash write-off of the Company's investment in Del-Tin Fiber, our medium density fiberboard venture, in which the Company has 50 percent interest.

Our Woodlands segment continued its multi-year trend of providing significant cash flow and operating income to your Company, validating our primary business strategy of acquiring and managing timberlands in a manner that creates and enhances shareholder value. We harvested 714,000 tons of pine sawtimber during the year, an increase of six percent over the preceding year; and prices received for our stumpage sales, though suppressed by the weak lumber market, were still reflective of the high-quality trees your Company grows and harvests. We continued an aggressive silvicultural improvement program on our timberlands in need of site or stand improvement, targeting 15,000 acres during the year – an investment that our experience in these matters tells us pays handsomely in the future. Your Company continues to benefit from an attractive blend of age classifications in our woodlands; the combination of 239,000 acres of all-aged pine forests and 159,000 acres of maturing pine plantations augers well for future sawtimber growth. This age diversity within our timberland stands is an important component of Deltic's future growth. During 2002, we purchased 1,900 acres of pine timberland at attractive prices, and committed to purchase nearly 5,000 contiguous acres that closed in early 2003. All purchases were made in areas near or adjacent to existing Company holdings.

The paradox of persistently strong U.S. housing starts and continuing and exacerbating weakness in the lumber market continued to plague U.S. lumber producers during 2002, as lumber prices ratcheted down to lower levels. Even with U.S. housing starts reaching a 16-year high, over-production in the United States and Canada and increased imports from overseas glutted the market, and lumber prices fell for the third consecutive year. In late May of last year, following a determination by the United States International Trade Commission of unfair trade practices on the part of Canadian softwood lumber producers selling into the U.S. market, a 27.2 percent combined countervailing and anti-dumping duty was levied. Unfortunately, in an attempt to avoid the anti-dumping portion of the duty, the response of some Canadian producers was to ramp up production and exports, which intensified the supply imbalance. All lumber producers, including Deltic, suffered from the industry-wide overcapacity. While product pricing is beyond our control, the cost of production is not. We continued to focus on improving efficiency and decreasing costs at our two sawmills; and while they recorded losses during the year, these losses were reduced by driving down unit costs. We will continue to concentrate on maximizing efficiencies in all aspects of our sawmill operations.

The weakness in North American lumber markets quite predictably extended into the panels market, and medium density fiberboard prices continued to languish. Despite the write-off of the carrying value of our investment in Del-Tin and your Board's stated decision to exit this business if the appropriate opportunity arises, the joint-venture partners worked relentlessly during 2002 for improved operating results. While Del-Tin's losses in 2002 were unacceptably high, we note, guardedly, Del-Tin has achieved recent, discernable operating improvements.

Deltic's Real Estate operations embody the highest end-use extension in the value chain of our woodland ownership. We are selling land by the square foot that we purchased years ago by the acre, and it produced steady, significant operating income during 2002. The successful efforts at building out our Chenal Valley real estate development in Little Rock, Arkansas, continued during the year. Residential lot sales were down compared to the previous year, due in part to weather-related delays in new neighborhood offerings. New phases of three existing Chenal Valley neighborhoods were opened during the year, and acceptance of these offerings met or exceeded our expectations. Our newly designed and constructed second Robert Trent Jones, Jr. 18-hole golf course at Chenal will be open for play in late spring 2003,



(left: Ron Pearce, right: Robert Nolan)

and new golf course lots will be offered for sale during the year. Interest in commercial property at Chenal appears to be increasing. Shareholders should note that our 4,800-acre Chenal Valley property is only 30 percent developed and has many years of expected development remaining. It is also noteworthy that we are receiving increasing real estate interest in our 23,000-acre Ferguson Ranch block, an operative forestry unit, which begins some two miles from the west limits of Chenal and is also located in the extended Little Rock growth corridor. This tract, which is carried on our books at timberland prices, represents significant long-term value for our shareholders.

The beginning of 2003 finds industry-specific trends and conditions that were previously noted in this letter, continuing. The lumber market is seasonally and systemically weak, even while renewed negotiations seeking a political solution of the Canadian import issue are taking place. No one in this industry, including your management, expects a dramatic recovery from the near-trough levels we are currently experiencing. Yet, it is in uncertain economic times such as these that Deltic's asset base assumes an added lustre. Your Company's Southern Pine timberlands and attendant real estate opportunities derived from these lands represent intrinsic value and tangible worth: enduring investment qualities. Deltic is a rock-solid, asset-based company, whose "natural focus" is its greatest strength — *timberland ownership.*



Robert C. Nolan, Chairman



Ron L. Pearce, President and
Chief Executive Officer

Ownership of timberland is Deltic's natural focus and also its greatest strength.

Woodlands – Focused Strengths

OVERVIEW – Deltic's natural focus is also its greatest strength – timberland ownership. Amid a difficult year within the industry, the Company continued to implement its primary business strategy of managing and acquiring timberland and maximizing the value of its overall land holdings.

In 2001, Deltic successfully completed the divestiture of its agricultural operations and reinvestment of the proceeds in timberland. The Company's timberland acquisition program is ongoing. The program has and will continue to target purchases in Deltic's established operating area, thus minimizing incremental management costs. In addition, the Company is upgrading its existing land holdings through the sale of non-strategic and higher and better use land and the purchase of more productive and better located timberland through the acquisition program.

Since becoming a public company at year-end 1996, Deltic has acquired 110,400 acres of timberland, sold 19,800 acres of non-strategic and higher and better use land, increased its pine sawtimber inventory by 1.9 million tons, and more than doubled its annual sawtimber harvest from 294,100 tons to 713,800 tons. In the future, the Company will continue to focus on expanding its core business segment and maximizing the value of its land holdings through improving the productivity of its timberland, making opportunistic land acquisitions and sales, and converting timberland to real estate.

OPERATIONS – During 2002, the Woodlands segment harvested a record 713,800 tons of pine sawtimber, an increase of six percent over 2001. The average pine sawtimber sales price increased $2 per ton to $41 per ton in 2002. Sales of non-strategic and higher and better use land increased from 3,300 acres in 2001 to 3,400 acres in 2002, although the average sales price declined from $2,400 per acre to $1,000 per acre due to sales mix. The segment's operating income was $22.5 million, an increase of $.2 million compared to 2001.

Deltic planted 14,600 acres of timberland with genetically improved loblolly pine seedlings in 2002, with 16,800 acres in 2001. The planting program is scheduled to be reduced to 7,900 acres in 2003, as much of the understocked acreage acquired in recent years has now been reforested.

Capital spending totaled $5.2 million in 2002, the majority of which went towards timberland acquisitions, site preparation, and planting. The Company acquired 1,900 acres of timberland in 2002 and completed the purchase of an additional 5,000 acres in early 2003. Deltic's 2003 capital program includes $18 million for timberland acquisitions and $1.7 million for site preparation and planting.

Deltic manages the wildlife resources on its properties and leases Company land to hunting clubs. Approximately 415,000 acres were leased to hunting clubs in 2002, compared to about 381,000 acres in 2001. The Company also continues to work with the Arkansas Game & Fish Commission to re-establish the black bear population in south Arkansas.






Deltic has positioned the **mills** to be competitive in the current environment and benefit from future improvements in market conditions despite a weak lumber market.

Mills – Significant Improvements in a Difficult Year

OVERVIEW – In 2002, the domestic industry continued to suffer from an oversupply of lumber. Despite the strongest housing market in 16 years and an increase in lumber consumption, greater domestic production combined with increased imports exceeded demand. The implementation of duties on Canadian imports in May 2002 caused a number of Canadian producers to increase production, worsening the imbalance. As a result, lumber prices declined for the third consecutive year and to their lowest levels since 1992.

The Mills' financial results over the three-year period of weak lumber prices have been disappointing. However, during this time, Deltic has continued to lower manufacturing costs, increase production rates, and improve efficiency to position the mills to be competitive in the current environment and benefit from future improvements in market conditions.

OPERATIONS – In 2002, Deltic's average lumber sales price was $298 per thousand board feet ("MBF"), a decline of $8 per MBF from 2001, and the lowest since the 1992 average of $259 per MBF. The decline in price was offset by a $20 per MBF reduction in manufacturing costs. As a result, the Mills' margin improved by $13 per MBF and the operating loss decreased from $7.1 million in 2001 to $6.4 million in 2002.

In addition to reduced manufacturing costs, the Mills made significant improvements in other operating areas. Production increased 24 percent from 164 million board feet ("MMBF") in 2001 to 203 MMBF in 2002, hourly output increased 22 percent, and lumber recovery improved two percent.

Due to the weak lumber market, capital spending was limited to $3.5 million in 2002 and consisted primarily of the completion of the curve sawing gang installation at the Waldo Mill. The new gang began operating at mid-year and has increased production rates, improved lumber recovery, and expanded the product mix, the benefits of which will be more fully evident in 2003. The major capital projects planned for 2003 are the addition of a second debarking system at the Waldo Mill and upgrades to the sorter systems at both mills.






DELTIC TIMBER CORPORATION



Deltic's **real estate** developments are an example of good things that happen to those who own land.

Real Estate – On Course for Continued Success

OVERVIEW – Deltic's Real Estate segment is an example of good things that happen to those who own land. The segment was established in 1985 to convert Company-owned timberland located just west of Little Rock, Arkansas, to real estate. Deltic's initial development, Chenal Valley, is the premier residential and commercial development in Little Rock. The development currently contains approximately 1,400 homes and, when fully developed, will include 4,600 residences and 700 acres of commercial property. As Chenal Valley matures and demand for additional development grows, Deltic will begin to develop or sell some of the approximately 60,000 acres it owns just to the west of the existing development.

In response to continued low interest rates, the national and Central Arkansas housing markets remained strong in 2002. Chenal Valley benefited from this trend as essentially all of the residential lots the Company offered for sale have been sold or are under contract to be sold. Unusually wet weather, however, did delay three lot offerings until the second half of the year and postponed a fourth until 2003, causing lot sales to decline from 2001's record level.

OPERATIONS – Residential lot sales at the Company's three real estate developments, Chenal Valley and Chenal Downs in west Little Rock and Red Oak Ridge in Hot Springs, Arkansas, declined from 198 lots in 2001 to 141 lots in 2002, while commercial sales decreased from 14 acres to .5 acres. As a result, operating income declined to $2 million in 2002 from $7.4 million the previous year.

Construction of the second golf course at Chenal Valley was essentially completed in 2002, and the opening is scheduled for the first half of 2003. Weather-related construction delays postponed a planned fourth quarter offering of the second neighborhood on the new golf course, Germay Court, to the first quarter of 2003. New phases were opened in 2002 in three existing Chenal Valley neighborhoods – LaMarche Place, The Oaks, and Chalamont Place. Of the 150 lots developed and offered for sale in these three neighborhoods, 148 have been sold or are under contract to be sold in 2003.

Capital spending totaled $15.4 million in 2002, the majority of which was allocated to development of residential lots, construction of the new golf course, and expansion of infrastructure. The major capital projects planned for 2003 are related to residential development and infrastructure and include the third neighborhood on the new golf course.









SELECTED FINANCIAL INFORMATION

(Thousands of dollars, except per share amounts)	2002*	2001	2000	1999	1998
Results of Operations for the Year					
Net sales	$ 104,512	106,011	109,531	125,010	100,684
Operating income/(loss)	$ 10,697	15,824	18,114	29,244	17,620
Income/(loss) from continuing operations	$ (13,639)	1,623	2,701	10,771	8,013
Net income/(loss)	$ (13,639)	9,980	13,557	10,920	8,474
Earnings per common share					
Basic					
Continuing operations	$ (1.33)	(.05)	.04	.68	.45
Net income/(loss)	$ (1.33)	.65	.93	.69	.48
Assuming dilution					
Continuing operations	$ (1.33)	(.05)	.04	.68	.45
Net income/(loss)	$ (1.33)	.65	.93	.69	.48
Cash dividends declared per common share	$ .25	.25	.25	.25	.25
Net cash provided/(required) by					
Operating activities	$ 32,452	41,238	42,919	36,842	28,908
Investing activities	$ (35,278)	(25,390)	(63,634)	(32,183)	(87,438)
Financing activities	$ (2,239)	(12,438)	18,645	(8,037)	35,645
Percentage return on					
Average stockholders' equity	(7.6)	5.5	7.7	5.8	4.7
Average borrowed and invested capital	(3.2)	5.3	6.9	6.1	4.3
Average total assets	(4.2)	3.0	4.8	3.9	3.5
Capital Expenditures for the Year					
Woodlands	$ 5,175	44,432	24,975	8,541	59,839
Mills	3,571	5,861	8,386	7,949	7,918
Real Estate	15,378	13,514	9,667	11,475	11,531
Corporate	113	150	320	124	524
Discontinued agriculture operations	–	–	53	527	721
	$ 24,237	63,957	43,401	28,616	80,533
Financial Condition at Year-end					
Working capital	$ 2,125	13,015	10,086	17,569	14,231
Current ratio	1.2 to 1	2.8 to 1	2.4 to 1	4.6 to 1	3.1 to 1
Total assets	$ 310,546	328,380	322,633	277,898	272,544
Long-term debt	$ 116,120	84,190	87,410	55,570	45,198
Redeemable preferred stock	$ –	30,000	30,000	30,000	30,000
Stockholders' equity	$ 162,962	180,799	176,834	178,408	183,134
Long-term debt to stockholders' equity ratio	.713 to 1	.466 to 1	.494 to 1	.311 to 1	.247 to 1

* Includes the write-off of the Company's investment in Del-Tin Fiber of $18,723,000, $11,440,000 net of related deferred income taxes of $7,283,000.

OVERVIEW

Deltic Timber Corporation ("Deltic" or the "Company") is a natural resources company engaged primarily in the growing and harvesting of timber and the manufacture and marketing of lumber. The Company owns approximately 431,100 acres of timberland, primarily in Arkansas and north Louisiana. The Company's sawmill operations are located at Ola in central Arkansas (the "Ola Mill") and at Waldo in south Arkansas (the "Waldo Mill"). In addition to its timber and lumber operations, the Company is engaged in real estate development in central Arkansas.

The Company also holds a 50 percent interest in Del-Tin Fiber L.L.C. ("Del-Tin Fiber"), a joint venture to manufacture and market medium density fiberboard ("MDF"). Since production began in April 1998, both operating and financial performance have been below expectations. As a result, on April 25, 2002, Deltic announced that Banc One Capital Markets, Inc. had been retained as financial advisor to assist in the evaluation of strategic alternatives for the Company's investment in Del-Tin Fiber. Subsequently, Deltic's management and Board of Directors completed its review of strategic alternatives and determined that the MDF business does not represent a growth area for the Company. Consequently, an announcement was made that the Company intends to exit this business upon the earliest, reasonable opportunity provided by the market. (For additional information about the Company's investment in Del-Tin Fiber, refer to Note 4 to the consolidated financial statements.)

On December 31, 2002, Deltic redeemed the 600,000 outstanding shares of its 7.54 percent redeemable preferred stock. This was primarily effected by utilizing proceeds from the Company's issuance of $30 million of privately placed, long-term senior notes on December 20, 2002. These notes bear interest at a fixed stated rate of 6.01 percent. This redemption will produce an after-tax savings to the Company when comparing the non-deductible carrying cost of the preferred stock, in the form of dividends, to the deductible interest expense related to the new debt. Dividends on the preferred stock had amounted to approximately $2.3 million annually.

In August 2000, the Company's Board of Directors approved the disposal of Deltic's agriculture segment assets, subject to using the sales proceeds to purchase additional Southern Pine timberland, via tax-deferred exchanges. As a result, activities of this segment have been accounted for as discontinued operations. Deltic engaged an agricultural land consulting and brokerage firm to act as advisors in evaluating and marketing about 50,000 acres (approximately 38,800 acres net to Deltic) of farmland located in northeast Louisiana. The sale of all farmland and related operational assets was successfully concluded during 2001. (For additional information about the Company's discontinued agriculture operations, refer to Note 2 to the consolidated financial statements.)

The wood products industry is affected by a number of factors, including general economic conditions, interest rates, foreign exchange rates, housing starts, residential repair and remodeling activity, commercial construction, industry capacity and production levels, the availability of raw materials, and weather conditions. In 2002, the domestic industry continued to suffer from an oversupply of lumber. Despite the highest level of housing starts in 16 years and an increase in lumber consumption, greater domestic production combined with increased imports outpaced demand; and lumber prices declined to their lowest levels since 1992.

Although lumber prices declined in 2002, Deltic's average pine sawtimber price increased due to strong local markets and timing of sales. Improved operation at both sawmills enabled the Mills segment to increase lumber production and reduce its operating loss in 2002 despite a lower average lumber price. Over the past three years, pine sawtimber prices have remained relatively stable while lumber prices have declined significantly, which was a significant factor in the Company's sawmills operating at a loss for the period.

RESULTS OF OPERATIONS

Deltic's operating results for 2002 were a loss of $13.6 million, $1.33 a share after preferred dividends, compared to net income of $10 million, $.65 a share, for 2001 and $13.6 million, $.93 a share, for 2000. Included in 2002's results was a non-cash write-off of the Company's investment in Del-Tin Fiber totaling $18.7 million and a related deferred tax benefit of $7.3 million. For the years of 2001 and 2000, net income included earnings from discontinued agriculture operations, net of income taxes, of $8.4 million, $.70 a share, and $10.9 million, $.89 a share, respectively. Continuing operations results were a loss of $13.6 million in 2002, $1.33 a share, and income of $1.6 million in 2001, a loss of $.05 a share. (Per share amounts for each year were after preferred dividends.) The decrease of $15.2 million during 2002 was due primarily to the previously mentioned Del-Tin Fiber write-off coupled with lower operating income from Deltic's Real Estate segment. In 2000, income from continuing operations totaled $2.7 million, $.04 a share.

During 2002, operating income was $10.7 million, a decrease of $5.1 million when compared to 2001. The Company's Woodlands operations increased $.2 million as a result of higher pine sawtimber price, coupled with an increase in harvest levels of pine sawtimber, partially offset by a reduction in sales of non-strategic timberland and timberland for higher and better use. The Mills segment's operating results improved $.7 million due primarily to a $20 per thousand board feet ("MBF") drop in production cost per MBF sold, which more than offset an $8 per MBF decrease in the average lumber sales price. Operating income for Deltic's Real Estate segment decreased $5.4 million, primarily the result of a reduction in both the number and average sales price of residential lots sold combined with decreased sales of commercial acreage.

Operating income for 2001 decreased $2.3 million compared to 2000, to $15.8 million. The Woodlands segment decreased $6.4 million due primarily to a decrease in sales of non-strategic timberland and timberland for higher and better use, combined with an increase in the cost of fee timber harvested and lower prices for pine sawtimber, partially offset by higher pine sawtimber harvest volume. Deltic's Mills segment operating results decreased $.7 million as the result of an $18 per MBF drop in the average lumber sales price, partially offset by a $10 per MBF drop in production cost per MBF sold. Real Estate operations increased $5 million and benefited from a 34 percent increase in the number of residential lots sold at a higher average price per lot, combined with increased sales of commercial acreage.

In the following tables, Deltic's net sales and results of operations are presented for the three years ended December 31, 2002. A detailed review, by segment, of the information presented follows the tables.

(Millions of dollars)	2002	2001	2000
Net sales			
Woodlands	$ 37.0	38.3	41.5
Mills	70.4	57.4	64.9
Real Estate	15.3	25.0	18.0
Eliminations	(18.2)	(14.7)	(14.9)
Net sales	$ 104.5	106.0	109.5
Operating income and net income			
Woodlands	$ 22.5	22.3	28.7
Mills	(6.4)	(7.1)	(6.4)
Real Estate	2.0	7.4	2.4
Corporate	(6.8)	(6.4)	(6.5)
Eliminations	(.6)	(.4)	(.1)
Operating income	10.7	15.8	18.1
Equity in loss of and write-off of investment in Del-Tin Fiber	(28.2)	(9.1)	(10.9)
Interest income	.3	.9	.5
Interest and other debt expense	(4.5)	(5.7)	(4.9)
Other income/(expense)	.6	.4	.3
Income taxes	7.7	(.7)	(.4)
Income from continuing operations	(13.6)	1.6	2.7
Income from discontinued operations, net	–	8.4	10.9
Net income	$ (13.6)	10.0	13.6

Woodlands – Deltic's Woodlands operations generated net sales of $37 million in 2002, $38.3 million in 2001, and $41.5 million in 2000. This segment's operating income totaled $22.5 million in 2002, compared to $22.3 million in 2001 and $28.7 million in 2000.

Selected financial and statistical data for the Woodlands segment is shown in the following table.

	2002	2001	2000
Net sales (millions of dollars)			
Pine sawtimber	$ 29.6	26.4	25.7
Pine pulpwood	1.5	1.4	1.3
Hardwood sawtimber	.5	.4	1.1
Hardwood pulpwood	.6	.7	.6
Sales volume (thousands of tons)			
Pine sawtimber	714	673	567
Pine pulpwood	250	289	235
Hardwood sawtimber	12	13	31
Hardwood pulpwood	86	114	161
Sales price (per ton)			
Pine sawtimber	$ 41	39	45
Pine pulpwood	6	5	5
Hardwood sawtimber	41	32	35
Hardwood pulpwood	5	7	4
Timberland			
Net sales (millions of dollars)	$ 3.4	7.8	11.1
Sales volume (acres)	3,418	3,315	5,254
Sales price (per acre)	$ 1,000	2,400	2,100

During 2002, net sales decreased $1.3 million, or four percent, to $37 million. Pine sawtimber sales increased $3.2 million in 2002 which reflects a $1.7 million increase attributable to higher sales volume and $1.5 million increase due to higher sales price. The Company harvested 713,779 tons of pine sawtimber in 2002, an increase of six percent when compared to 673,055 tons in 2001. To facilitate Deltic's growth, a timberland acquisition program was begun in late 1996 and has added 110,400 acres to the Company's timberland base. Average sales price for pine sawtimber was $41 per ton in 2002, which compares to $39 per ton in 2001, an increase of five percent. Hardwood sales decreased $.2 million in 2002 due to lower volume. Net sales generated from the sale of non-strategic or higher and better use timberland decreased $4.4 million to $3.4 million during the 2002 period. Timberland sales totaled 3,418 acres at an average price of $1,000 per acre during 2002 versus 3,315 acres at $2,400 per acre in 2001. Other net sales for Woodlands increased slightly.

Net sales were $38.3 million in 2001, a decrease of $3.2 million, or eight percent, when compared to 2000. Sales of pine sawtimber increased $.7 million over 2000, which reflects a $4.2 million increase from higher sales volume, partially offset by a $3.5 million decrease attributable to lower average sales price. Pine sawtimber harvest level increased 19 percent in 2001 to 673,055 tons which compares to 566,557 tons in 2000. Average sales price for the Company's pine sawtimber was $39 per ton in 2001 versus $45 per ton in 2000, a 13 percent decline. Sales of hardwood sawtimber decreased $.7 million due to the Company selling tracts of Louisiana hardwood timberland during 2000. During 2001, sales of timberland totaled $7.8 million, a decrease of $3.3 million from 2000. Net sales included the sale of 3,315 acres of timberland at an average price of $2,400 per acre in 2001 compared to similar sales of 5,254 acres for $2,100 per acre in 2000. Other net sales for this segment were slightly higher.

Operating income of $22.5 million for 2002 was $.2 million more than in 2001 due to reductions in costs and expenses which more than offset the decrease in net sales discussed above. The cost of timberland sales and related commissions expense decreased $.5 million. Timber replanting expenses decreased $.4 million because the 2001 period experienced higher-than-normal replanting expenses due to the extreme heat and drought conditions which occurred in the Company's operating area during the summer of 2000. Expense for the Company's cull timber removal programs was $.2 million less than in 2001. The cost of fee timber harvested was down $.3 million for the year due to harvest mix.

Woodlands' operating income decreased $6.4 million to $22.3 million in 2001. In addition to the previously mentioned decrease in net sales, the cost of fee timber harvested increased $1.5 million due mainly to higher pine sawtimber harvest levels and a higher cost per ton of timber harvested. A $.4 million increase in timber replanting expenses was the result of the previously discussed heat and drought conditions during the summer of 2000. Commission expense related to timberland acreage sales increased $.5 million.

Mills – Net sales for the Company's Mills segment were $70.4 million for 2002, compared to $57.4 million for 2001 and $64.9 million for 2000. For 2002, this segment recorded an operating loss of

$6.4 million, which compares to losses of $7.1 million and $6.4 million for 2001 and 2000, respectively.

Selected financial and statistical data for the Mills segment is shown in the following table.

	2002	2001	2000
Net sales (millions of dollars)			
Lumber	$ 59.5	48.5	55.7
Residual products	9.4	7.9	9.1
Lumber			
Finished production (MMBF)	203	164	169
Sales volume (MMBF)	199	158	172
Sales price (per MBF)	$ 298	306	324

In 2002, net sales totaled $70.4 million, an increase of 23 percent when compared to $57.4 million in 2001. Lumber sales increased $11 million due primarily to a $12.3 million increase which resulted from higher sales volume, partially offset by a $1.3 million reduction from lower average sales price. The already depressed lumber market continued to deteriorate during 2002 and resulted in Deltic's lowest sales realizations since 1992. During 2002, average sales price for lumber was $298 per MBF, a three percent decrease from $306 per MBF in 2001. The Company's sawmills experienced a 26 percent increase in lumber sales volume, to 199.5 million board feet ("MMBF") from 158.2 MMBF in 2001, due to increased operating efficiencies achieved from recently completed capital projects, combined with temporary lumber production curtailments during 2001. Sales of residual products were up $1.5 million.

When compared to 2000, net sales for 2001 decreased $7.5 million, or 12 percent, to $57.4 million. Decreases in both sales price and volume combined to produce a $7.2 million reduction in lumber sales, $3 million due to price and $4.2 million due to sales volume. Both lumber production and sales were negatively impacted by the depressed lumber market. Average sales price of $306 per MBF was $18 per MBF less than in 2000, and sales volume decreased eight percent, from 172.1 MMBF in 2000 to 158.2 MMBF in 2001. The decrease in sales volume was due to temporary reductions in lumber production during the first five months of 2001 in response to market conditions. Residual product sales were down $1.2 million due also to the reduction in lumber production.

A loss from operations of $6.4 million during 2002 compared to 2001's loss of $7.1 million. The $.7 million improvement was primarily the result of a six percent decrease in the production cost per MBF of lumber sold.

For 2001, operations reported a loss of $7.1 million which compared to a loss of $6.4 million in 2000. The decrease in financial results was due mainly to the reduction in net sales, partially offset by lower manufacturing costs which benefited from a $25 per MBF reduction in raw material cost for logs used in the Company's sawmills. A $.3 million write-down of the Company's lumber inventories to reflect its net realizable value was recorded during 2001.

Real Estate – The Company's Real Estate operations produced net sales of $15.3 million in 2002, $25 million in 2001, and $18 million in 2000. Operating income for this segment was $2 million in 2002, which compares to $7.4 million in 2001 and $2.4 million in 2000.

Selected financial and statistical data for the Real Estate segment is shown in the following table.

	2002	2001	2000
Net sales (millions of dollars)			
Residential lots	$ 9.6	16.9	8.0
Commercial sites	.1	2.3	5.1
Undeveloped acreage	.2	.3	–
Sales volume			
Residential lots	141	198	148
Commercial acres	1	14	10
Undeveloped acres	22	40	5
Average sales price (thousands of dollars)			
Residential lots	$ 68	85	54
Commercial acres	218	161	496
Undeveloped acres	10	7	2

Net sales in 2002 decreased $9.7 million, 39 percent, from $25 million in 2001. Revenue from the sale of residential lots was down $7.3 million as a result of a 29 percent decrease in the number of lots sold, from 198 in 2001 to 141 in 2002, combined with a reduction in average sales price due to sales mix, from $85,400 per lot to $68,200. During 2002, 150 lots in three existing neighborhoods were developed and offered for sale in Chenal Valley. Because of weather-related construction delays, an additional 50 lots in a new neighborhood adjoining the Company's second golf course at Chenal Country Club, the amenity around which Chenal Valley is centered, were not offered for sale in 2002 as planned. A .53-acre commercial outparcel tract was sold in 2002 at a sales price of $.1 million. In comparison, commercial sales activity in 2001 included 14 acres at an average price of $160,700 per acre. The sale of 22 acres of undeveloped acreage for $10,000 per acre in 2002 compared to sales of approximately 40 acres for $6,900 per acre in 2001. Chenal Country Club, Inc. produced net sales of $4.9 million for 2002 versus $4.8 million for 2001.

During 2001, net sales of $25 million were $7 million more than in 2000, an increase of 39 percent. Sales of residential lots increased by 34 percent, from 148 lots in 2000 to 198 lots in 2001, with an increase in average sales price from $54,000 to $85,400 per lot due to sales mix. During 2001, 217 lots were developed and offered for sale in four neighborhoods in the Chenal Valley development, including 77 lots in the initial neighborhood on the new golf course. Commercial sales revenue in 2001 totaled $2.3 million for the sale of about 14 acres at an average price per acre of $160,700. In 2000, commercial sales of $5.1 million for approximately 10 acres averaged $496,300 per acre and included the 50,000-square-foot office complex known as the *GMAC Building*. Sales of about 40 acres of undeveloped real estate for $6,900 per acre were recorded in 2001 which compares to sales of five acres for $1,900 per acre in 2000. Net sales for Chenal Country Club, Inc. totaled $4.8 million in 2001, an increase of $.4 million.

The Real Estate segment's operating income of $2 million for 2002 decreased $5.4 million when compared to 2001. Operating income was $7.4 million for 2001, an increase of $5 million over 2000.

The changes were due primarily to the same factors impacting net sales.

Corporate – Operating expense for Corporate functions was $6.8 million for 2002, which compares to $6.4 million for 2001 and $6.5 million for 2000. The increase of $.4 million during 2002 was due mainly to higher general and administrative expenses.

Eliminations – Intersegment sales of timber from Deltic's Woodlands segment to the Mills segment were $18.2 million in 2002, $14.3 million in 2001, and $14.9 million in 2000. The $3.9 million increase during 2002 was due primarily to an increase in the percentage of logs supplied to the Company's manufacturing facilities from its timberlands. The decrease of $.6 million in 2001 was because of a lower average pine sawtimber price. Intersegment timberland sales commissions totaled $.4 million in 2001, compared to zero in 2000 and 2002.

Equity in loss of and write-off of investment in Del-Tin Fiber – For the year ended December 31, 2002, the Company recorded equity in the loss of Del-Tin Fiber, totaling $9.5 million, an increase of $.4 million when compared to 2001's equity loss of $9.1 million. Deltic's share of operating losses was $10.9 million in 2000.

On April 25, 2002, Deltic announced that Banc One Capital Markets, Inc. had been retained as financial advisor to assist in the evaluation of strategic alternatives for the Company's investment in Del-Tin Fiber. Subsequently, Deltic announced that following a review of the strategic alternatives it was determined that the MDF business did not represent a growth area for the Company. Consequently, the Company intends to exit this business upon the earliest, reasonable opportunity provided by the market. As a result of this decision, the Company's evaluation of possible impairment of the carrying value of its investment in the equity method investee, as required by Accounting Principles Board Opinion ("APB") 18, resulted in the determination that the Company's investment was impaired as of December 31, 2002. Therefore, a non-cash write-off of Deltic's investment in Del-Tin Fiber, amounting to $18.7 million after an accrual of $4.5 million representing the Company's share of the facility's 2003 sinking fund obligation, was recorded during 2002. (For additional information about the Company's investment in Del-Tin Fiber, refer to Note 4 to the consolidated financial statements.)

Selected financial and statistical data for Del-Tin Fiber is shown in the following table.

	2002	2001	2000
Net sales (millions of dollars)	$ 31.3	16.7	31.1
Finished production (MMSF)	96.7	52.0	94.3
Board sales (MMSF)	97.7	49.3	91.1
Sales price (per MSF)	$ 320	339	330

For 2002, MDF production volume was 96.7 million square feet ("MMSF") and sales volume totaled 97.7 MMSF, versus production and sales volume of 52 MMSF and 49.3 MMSF, respectively, for 2001 which was impacted by a four-month shutdown. Average sales price for 2002 was $320 per thousand square feet ("MSF"), a decrease of $19 when compared to $339 per MSF for 2001 due primarily to a change in product mix. Manufacturing costs per MSF for 2002 were down 19 percent due to 2001's fixed costs being allocated to reduced production.

In January 2001, Del-Tin Fiber's facility was shut down due to weak market conditions and high natural gas prices and to modify the plant's heat energy system. After completion of the modifications, production resumed during June 2001. As a result of the four-month shutdown, MDF production volume was down 45 percent, from 94.3 MMSF in 2000 to 52 MMSF in 2001, and sales volume was 49.3 MMSF in 2001 versus 91.1 MMSF in 2000. Although average sales price increased $9 per MSF, from $330 to $339 per MSF, fixed costs were allocated to reduced production causing unit manufacturing costs to increase 17 percent in 2001.

Interest Income/Expense – During 2002, interest income was $.3 million, compared to $.9 million in 2001 and $.5 million in 2000. Interest and other debt expense was $4.5 million in 2002, $5.7 million in 2001, and $4.9 million in 2000. Interest income decreased $.6 million during 2002 and increased $.4 million during 2001 because the year of 2001 benefited from interest earned from agricultural asset and timberland sales proceeds deposited with trustees. The $1.2 million reduction in interest and other debt expense during 2002 was due to decreased average borrowing and reduced interest rates. For 2001, the increase of $.8 million was due to additional borrowings required by Deltic's timberland acquisition program, other capital projects, stock repurchase program, and advances to Del-Tin Fiber.

Income Taxes – An income tax benefit of $7.7 million was recorded for the Company's continuing operations for 2002, versus income tax expense of $.7 million for 2001 and $.4 million for 2000. The effective income tax rate for continuing operations was 36 percent, 31 percent, and 13 percent in 2002, 2001, and 2000, respectively. The decrease of $8.4 million during 2002 was the result of a $7.3 million deferred tax benefit related to the Del-Tin Fiber write-off and to lower pretax income exclusive of the write-off. The Company's income tax expense related to continuing operations increased $.3 million during 2001 due to the impact of recording a state tax benefit for operating loss carryforwards of a lesser amount than in 2000, partially offset by lower pretax income.

Income from Discontinued Operations – For 2001, income from discontinued agriculture operations, net of income tax, was $8.4 million, which compares to $10.9 million for 2000. Income tax expense totaled $5.3 million and $7 million for each year, respectively. The sale of approximately 18,400 acres of farmland at a pretax gain of $13.4 million benefited the year of 2001. The disposal of all agriculture assets was completed during 2001. (For additional information about the Company's discontinued agriculture operations, refer to Note 2 to the consolidated financial statements.)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Capital Expenditures – Net cash provided by operating activities totaled $32.5 million for the year ended December 31, 2002, which compares to $41.2 million for 2001 and $42.9 million for 2000. Changes in operating working capital, other than cash and cash equivalents, provided cash of $1.5 million in 2002,

$2.9 million in 2001, and $2.1 million in 2000. The Company's accompanying Consolidated Statements of Cash Flows identify other differences between net income/(loss) and cash provided by operating activities for each reported year.

Capital expenditures required cash of $24.2 million in 2002, $63.8 million in 2001, and $43.4 million in 2000. Other owner-financed capital expenditures, not requiring cash, for acquisitions of timberland amounted to $.2 million in 2001. Total capital expenditures, by segment, for the years ended December 31, 2002, 2001, and 2000 are presented in the following table.

(Millions of dollars)	2002	2001	2000
Woodlands	$ 5.2	44.4	25.0
Mills	3.5	5.9	8.4
Real Estate	15.4	13.5	9.7
Corporate	.1	.2	.3
Total capital expenditures	24.2	64.0	43.4
Owner-financed expenditures	–	(.2)	–
Expenditures requiring cash	$ 24.2	63.8	43.4

Woodlands capital expenditures included timberland acquisitions of approximately 1,900 acres at a cost of $3.2 million in 2002, approximately 28,000 acres at a cost of $42.2 million in 2001, and approximately 15,500 acres at a cost of $22.7 million in 2000. (Purchases of timberland designated as "replacement property", as required by the tax-deferred exchange of Deltic's agriculture segment assets, utilized $38.3 million for about 26,200 net acres in 2001 and $17.6 million for about 10,800 net acres in 2000 and are included in capital expenditures of this segment for the respective years.) Reforestation site preparation and planting required expenditures of $1.5 million in 2002, $1.7 million in 2001, and $1.5 million in 2000 and were the result of expansion of the Company's planting program due to recent acquisitions of timberland and to regeneration harvests.

During 2002, $1.9 million was expended to complete the project to replace the Waldo Mill's vertical saw assembly with a curve sawing gang at a total cost of $3.9 million. The project has improved log recovery, increased hourly throughput capability, and enabled further diversity of product mix. There were no significant capital projects during 2002 at the Company's Ola Mill. During 2001, $.9 million was expended to complete payment of the project to replace the Ola Mill's vertical saw assembly and debarker with a curve sawing gang and faster debarker. The project was completed and placed in service in December 2000, at a total cost of $5.3 million, and has improved log recovery, increased hourly throughput capability, enabled further diversity of the product mix, and allowed debarking of larger logs. At the Waldo Mill, $2.1 million was spent during 2001 toward the installation of its curve sawing gang.

Capital expenditures for Real Estate operations related to the cost of lot development totaled $4.5 million in 2002, compared to $4.2 million in 2001 and $5.4 million in 2000. Construction of *The Village at Rahling Road*, Deltic's 35,000-square-foot retail center in Chenal Valley, was completed during 2000 and required expenditures of $1.2 million in 2000. In addition, expenditures for tenant-specified interior finishing for this retail center required $.3 million in 2002 and $.2 million in 2001. Site work for adjacent commercial outparcel sites totaled $.2 million in 2000. Infrastructure construction required $.5 million in 2002 and $.7 million in 2001, with no significant such expenditures in 2000. Construction of the new 18-hole golf course at Chenal Country Club, initiated in 2001, required expenditures of $3.8 million in 2002 and $4.8 million in 2001. Other expenditures were primarily for various amenity improvements.

Corporate operations had capital expenditures for computer equipment and software of $.1 million in 2002, $.2 million in 2001, and $.1 million in 2000. During 2000, $.2 million was expended for the purchase of an additional investment in a consolidated entity.

Deltic had commitments of $13.8 million for capital projects in progress at December 31, 2002, including $8.3 million for timberland acquisitions, $.6 million for reforestation site preparation and planting; $.8 million for a second debarker at the Waldo Mill to further improve hourly throughput capability; and $3.6 million related to residential lot and commercial development, infrastructure construction, and amenity improvements at the Company's real estate developments. Commitments at the Chenal Valley development included $2.3 million for development of residential lots in four neighborhoods and $.9 million for various amenity projects, including $.4 million for completion of the second golf course at Chenal Country Club.

The net change in purchased stumpage inventory required cash of $1.8 million in 2002 and provided cash of $4.3 million in 2001 and $.6 million in 2000. Advances to Del-Tin Fiber by the Company amounted to $12.2 million, $14.7 million, and $12.9 million in 2002, 2001, and 2000, respectively. During 2000, $.9 million of U.S. government securities matured. Proceeds from the disposal of agriculture segment assets, primarily 38,800 net acres of farmland and related machinery and equipment, provided cash of $18.1 million in 2001 and $20.9 million in 2000. During 2000, $14.9 million of the proceeds from the sales of both farm and timber land were held by a trustee to be used to acquire timberland designated as "replacement property" for income tax purposes, as required for tax-deferred exchanges. These proceeds were received from the trustee in 2001 and utilized for timberland acquisition expenditures as required. During 2001, $2.2 million of proceeds from sales of appreciated timberland parcels were deposited and held by a trustee in a similar tax-deferred exchange. In 2002, these proceeds were received from the trustee, and $2.1 million was utilized to acquire timberlands as required while the remaining $.1 million was deposited into the Company's operating funds account and subject to applicable income taxes. An additional $.4 million of similar proceeds was held by a trustee at the end of 2002. As necessary to accomplish the tax-deferred exchange of farmland for timberland, advances in the form of notes receivable, amounting to $16.4 million, were made to accommodating title holders during 2000, with repayments received in 2001. Initiation fees received from members joining Chenal Country Club, which are accounted for as a reduction in the cost basis of the club rather than net sales, amounted to $1.1 million in 2002, $.8 million in 2001, and $.6 million in 2000.

During 2002, Deltic borrowed $63 million under its revolving credit facility and $3.5 million under a short-term facility, with repayments of

$61 million and $3.5 million, respectively. In addition, the Company issued $30 million of privately placed, fixed-interest rate, long-term senior notes on December 20, 2002. (Upon this issuance, Deltic applied the proceeds towards its revolving credit facility and then borrowed $30 million under this facility on December 30, 2002, to redeem its outstanding preferred stock.) In 2001, borrowings under available credit facilities provided $14.5 million, with repayments amounting to $18.3 million, and repayments of owner-financed debt required $.5 million. During 2000, the Company borrowed $64.7 million and made debt repayments, totaling $32.1 million, including $.2 million toward owner-financed debt.

Purchases of treasury stock required cash of $.7 million in 2002, $1 million in 2001, and $10 million in 2000. The increase in bank overdraft was $.9 million in 2002 and $1.4 million in 2000, but it decreased $1.4 million, to zero at year-end, during 2001. For the three years ended December 31, 2002, cash required to pay preferred stock dividends totaled $2.3 million in each year. The Company paid dividends on common stock of $3 million in 2002, 2001, and 2000. During 2002, proceeds from stock option exercises amounted to $1.2 million, compared to zero in 2001 and 2000. In the fourth quarter of 2001, the Company eliminated certain stock option exercise procedures which resulted in fixed-plan accounting for its stock options. (For additional information about the Company's stock-based compensation plan, refer to Note 15 to the consolidated financial statements.) In 2002 and 2001, the Company paid $.2 million and $.5 million, respectively, related to the placement of the $30 million of senior notes in 2002 and the negotiated replacement of its revolving credit facility during 2001.

Financial Condition – Working capital at year-end totaled $2.1 million in 2002 and $13 million in 2001. Deltic's working capital ratio at December 31, 2002, was 1.2 to 1, compared to 2.8 to 1 at the end of 2001. Cash and cash equivalents at the end of 2002 were $1.1 million compared to $6.1 million at the end of 2001. During 2002, total indebtedness of the Company increased $32 million to $116.2 million at year-end due primarily to borrowings used to redeem its $30 million of preferred stock on December 31, 2002. Deltic's long-term debt to stockholders' equity ratio was .713 to 1 at December 31, 2002, compared to .466 to 1 at year-end 2001.

Liquidity – The primary sources of the Company's liquidity are internally generated funds, access to outside financing, and working capital. The Company's current strategy for growth continues to emphasize its timberland acquisition program, in addition to expanding lumber production as market conditions allow and developing both residential and commercial properties at Chenal Valley and Red Oak Ridge.

To facilitate these growth plans, the Company has an agreement with a group of banks which provides an unsecured, committed revolving credit facility totaling $105 million. The agreement will expire on July 15, 2004. As of December 31, 2002, $59 million was available in excess of all borrowings outstanding under or supported by the facility. The credit agreement contains restrictive covenants, including limitations on the incurrence of debt and requirements to maintain certain financial ratios. (For additional information about the Company's current financing arrangements, refer to Note 7 to the consolidated financial statements.)

In December 2000, the Company's Board of Directors authorized a stock repurchase program of up to $10 million of Deltic common stock. As of December 31, 2002, the Company had expended $1.8 million under this program, with the purchase of 80,300 shares at an average cost of $22.06 per share, of which 31,800 shares at an average cost of $23.44 were purchased during 2002. In its two previously completed repurchase programs, Deltic purchased 479,601 shares at an average cost of $20.89 and 419,542 shares at a $24.68 per share average cost, respectively.

The Company has agreed to a contingent equity contribution agreement with Del-Tin Fiber and the group of banks from whom Del-Tin Fiber has obtained its $89 million credit facility. Under this agreement, Deltic and the other 50 percent owner of the joint venture have agreed to fund any deficiency in contributions to either Del-Tin Fiber's required sinking fund or debt service reserve, up to a cumulative total of $17.5 million for each owner. In addition, each owner has committed to a production support agreement, under which each owner has agreed to make support obligation payments to Del-Tin Fiber to provide, on the occurrence of certain events, additional funds for payment of debt service until the plant is able to successfully complete a minimum production test. Both owners have also agreed to fund any operating working capital needs until the facility is able to consistently generate sufficient funds to meet its cash requirements. These contingent obligations are not reduced as a result of the Company's write-off of the carrying value of its investment in Del-Tin Fiber as of December 31, 2002. Due to the probable requirement for Deltic to advance to Del-Tin Fiber amounts equal to its share of the facility's 2003 quarterly sinking fund obligation, based on the plant's 2003 cash flow projections, the Company recorded a liability to reflect this amount. This liability, in the amount of $4,478,000, is included in Deferred Revenues and Other Accrued Liabilities in the Company's 2002 Consolidated Balance Sheet. No additional liability was required for such payments after 2003 due to projected improvement in Del-Tin Fiber's cash flows and to the Company's intent to exit the business or to refinance the joint-venture's long-term debt by the end of 2003.

Tabular summaries of the Company's contractual cash payment obligations and other commercial commitment expirations, by period, are presented in the following tables. (For information about the Company's non-contractual cash payment obligations, refer to Note 18 to the consolidated financial statements.)

(Millions of dollars)	Total	During 2003	2004 to 2006	2007 to 2008	After 2008
Contractual cash payment obligations					
Long-term debt	$ 116.2	.1	46.1	43.3	26.7
Other commercial commitment expirations					
Del-Tin Fiber contingent equity contribution agreement	17.5	–	17.5	–	–
Letters of credit	1.3	.6	.7	–	–

Deltic's management believes that cash provided from its operations and the remaining amount available under its credit facility will be sufficient to meet its expected cash needs and planned expenditures, including those of the Company's continued timberland acquisition and stock repurchase programs, additional advances to Del-Tin Fiber, and capital expenditures, for the foreseeable future.

The preceding discussion of the Company's liquidity and capital resources contains "forward-looking statements" which were made in reliance upon the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements reflect the Company's current expectations and involve risks and uncertainties. Actual results could differ materially from those included in such forward-looking statements.

OTHER MATTERS

Impact of Inflation – General inflation has not had a significant effect on the Company's operating results during the three years ended December 31, 2002. The Company's timber operations are more significantly impacted by the forces of supply and demand in the southern United States than by changes in inflation. Lumber manufacturing operations are affected by the supply of lumber available in the North American market and by the demand for lumber by both the North American and foreign export markets. Sales of real estate are affected by changes in the general economy and long-term interest rates, specifically as such may manifest themselves in the Central Arkansas region.

Market Risk – Market risk represents the potential loss resulting from adverse changes in the value of financial instruments, either derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates, commodity prices, and equity security prices. The Company handles market risks in accordance with its established policies; however, Deltic does not enter into derivatives or other financial instruments for trading or speculative purposes. The Company does, on occasion, consider the need to enter into financial instruments to manage and reduce the impact of changes in interest rates; however, the Company entered into no such instruments during the three-year period ended December 31, 2002. Deltic held various financial instruments at December 31, 2002 and 2001, consisting of financial assets and liabilities reported in the Company's Consolidated Balance Sheets and off-balance sheet exposures resulting from contractual debt guarantees and letters of credit issued for the benefit of Deltic, primarily in connection with its purchased stumpage procurement and real estate operations. (For additional information regarding these financial instruments, refer to Note 12 to the consolidated financial statements.)

Interest Rate Risk – The Company is subject to interest rate risk from the utilization of financial instruments, such as term debt and other borrowings. The fair market value of long-term, fixed-interest rate debt is subject to interest rate risk. Generally, the fair value of fixed-interest rate debt will increase as interest rates fall and will decrease as interest rates rise. Conversely, for floating rate debt, interest rate changes generally do not affect the instruments' fair value, but do impact future earnings and cash flows, assuming other factors are held constant. The estimated fair values of the Company's funds held by trustee; long-term debt, including current maturities; contractual guarantees of debt; and letters of credit at December 31, 2002, were $.4 million, $118.1 million, $15.5 million, and $1.3 million, respectively.

A one percentage-point increase in prevailing interest rates would result in decreases in the estimated fair value of long-term debt of $7.1 million and contractual guarantees of debt of $.5 million, while the fair value of the Company's funds held by trustee and letters of credit would be unchanged. Initial fair values were determined using the current rates at which the Company could enter into comparable financial instruments with similar remaining maturities. The estimated pretax earnings and cash flows impact for 2002 resulting from a one percentage-point increase in interest rates would be approximately $.5 million, holding other variables constant.

Foreign-Exchange Rate Risk – The Company currently has no exposure to foreign-exchange rate risk because all of its financial instruments are denominated in U.S. dollars.

Commodity Price Risk – The Company has no financial instruments subject to commodity price risk.

Equity Security Price Risk – None of the Company's financial instruments have potential exposure to equity security price risk.

The preceding discussion of the Company's estimated fair value of its financial instruments and the sensitivity analyses resulting from hypothetical changes in interest rates are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect the Company's current expectations and involve uncertainties. These forward-looking market risk disclosures are selective in nature and only address the potential impact from financial instruments. They do not include other potential effects which could impact Deltic's business as a result of changes in interest rates, foreign-exchange rates, commodity prices, or equity security prices.

Critical Accounting Policies – The Company has identified nine of its current accounting policies as being, in management's view, critical to the portrayal of the Company's financial condition and results of operations, in addition to requiring significant judgement on the part of management as it pertains to certain factors inherent in the policies. These policies, along with explanations of the key factors identified and considered by management, are described below. (For a listing of all significant accounting policies of the Company, refer to Note 1 to the consolidated financial statements.)

Inventories – Inventories of logs, lumber, and supplies are stated at the lower of cost or market (net realizable value), primarily using the average cost method. Log costs include harvest and transportation cost as appropriate. Lumber costs include materials, labor, and production overhead.

Determination of the net realizable value of each component of lumber inventory requires estimation of the expected future selling price for each item in inventory held for sale. For this, management utilizes a pricing schedule, based on the *Random Lengths Lumber Report*, which is prepared weekly for its sales personnel. For in-process lumber inventories at the Company's manufacturing facilities, this also requires estimation of the future cost per unit to complete manufacturing from each stage of processing, using historical manufacturing costs. This estimation process can affect the asset carrying value for inventories, and any required inventory write-down would affect both current and future periods' results of operations. (For additional information about the Company's inventories, refer to Note 3 to the consolidated financial statements.)

Investment in Real Estate Held for Development and Sale – Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a specific neighborhood basis, while indirect costs for the Company's three developments — Chenal Valley, Chenal Downs, and Red Oak Ridge — are allocated to neighborhoods over the entire respective development area.

The key factors involved in determining the Investment in Real Estate Held for Development and Sale are the treatment of the clubhouse and golf course at Chenal Country Club, the amenity around which the Chenal Valley development is centered, as an amenity rather than an operating fixed asset and the management estimates required to estimate the future indirect development costs and sales values of the areas of Chenal Valley yet to be developed. Due to accounting for Chenal Country Club as an amenity, the cost of the clubhouse and golf course, including the estimated cost of planned future improvements, are charged against income as real estate is sold rather than depreciating this cost. This amenity treatment also records the initiation fees received from members joining the club as a reduction in the cost basis of the club rather than as net sales. In addition, the Company's model for allocating the indirect cost to be expensed against each piece of real estate sold requires management to estimate the future indirect costs to be incurred for the entire development, primarily infrastructure costs and future improvements at Chenal Country Club (net of estimated future initiation fees to be received), as well as the potential market value of each tract of undeveloped property within the Chenal Valley development. In determining future indirect development costs, management relies on cost projections for its development plans provided by independent, professional engineering consultants. Appraisers are utilized to provide the potential market value for unsold acreage.

Investment in Del-Tin Fiber – Investment in Del-Tin Fiber, a 50 percent-owned limited liability company, is carried at cost and is being adjusted for the Company's proportionate share of its undistributed earnings or losses. The Company's equity-method-basis carrying value for its investment in Del-Tin Fiber is evaluated for possible impairment, as required under the requirements of Accounting Principles Board Opinion ("APB") 18. This evaluation resulted in a determination that the Company's investment was impaired as of December 31, 2002, and the carrying amount of the investment was written-off, to zero, for the 2002 Consolidated Balance Sheet.

For Deltic's investment in Del-Tin Fiber, the key determinations by management are the accounting treatment for this investment under the equity method of accounting rather than as a consolidated subsidiary since the joint venture is 50 percent owned by both owners and the factors used in evaluating the impairment of its investment's carrying value. Deltic management has determined that there is no control by either company due to having a Board of Managers with equal representation. As such, the assets and liabilities of Del-Tin Fiber are not included in the amounts reported on the Company's balance sheet for any period. In evaluating the possibility of the existence of an impairment for the Company's carrying value for its investment in Del-Tin Fiber under APB 18, management must estimate future net cash flows from the possible courses of action available for its investment, such as continuing to maintain or sell its investment, to determine both recoverability of the carrying amount and fair value of the investment. As such, management must determine the possible courses of action and estimate the probability of each potential action, as well as the related future net cash flows. Then, if estimated fair value is less than the carrying amount, management must determine if this impairment is other than temporary. If so, then an impairment write-down is required. (For additional information about the Company's investment in Del-Tin Fiber, refer to Note 4 to the consolidated financial statements.)

Timber and Timberlands – Timber and timberlands, which includes purchased stumpage inventory and logging facilities, is stated at acquisition cost less cost of fee timber harvested and accumulated depreciation of logging facilities. The cost of fee timber harvested is based on the volume of timber harvested in relation to the estimated volume of timber recoverable. Logging facilities, which consist primarily of roads constructed and other land improvements, are depreciated using the straight-line method over a ten-year estimated life. The Company estimates its fee timber inventory using statistical information and data obtained from physical measurements and other information gathering techniques. The cost of timber and timberland purchased and reforestation costs are capitalized. Fee timber carrying costs are expensed as incurred.

The key components of the Timber and Timberlands policy are management's decision to maintain separate timber cost pools for each legal entity within the Deltic consolidated group and the required estimation of timber inventory volume, by species, for each of these companies in order to calculate the cost of fee timber harvested per ton. Management has elected to maintain a separate cost pool for the timber owned by each company, thus resulting in a different cost per ton for fee timber harvested for each. The mix of harvest by company for any period can significantly affect the amount of cost of fee timber harvested expense reported (2002 per ton costs ranged from $3.34 to $46.67 per ton for pine sawtimber). In determining these rates, management must estimate the volume of timber existing on its timberlands. To estimate these fee timber inventories, the Company relies on its experienced forestry personnel and their use of statistical information and data obtained by actual physical measurements and other information gathering techniques. The cost of fee timber harvested recognized is impacted by the accuracy of this volume estimation. (For additional information about the Company's timber and timberlands, refer to Note 5 to the consolidated financial statements.)

Property, Plant, and Equipment – Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is primarily determined using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Gains and losses on disposals or retirements are included in income as they occur.

Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

The key factors for the Property, Plant, and Equipment policy are the estimation of the useful lives of the Company's various asset types, the election to primarily utilize the straight-line method for recording depreciation, management's judgement regarding appropriate capitalization or expensing of costs related to fixed assets, and management's determination regarding impairment of any Company asset or group of assets. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets results in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment will vary significantly depending on the method elected. Management feels that the straight-line method results in the most accurate recognition of periodic depreciation expense for the majority of the Company's assets. Management's evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset's cost basis or is expensed as normal maintenance and repair expense also can significantly affect results of operations for a given period, as well as the Company's financial position. Management has also evaluated any asset or group of assets for which potential impairment might exist and has determined that there are none requiring an impairment write-down. This process requires management's estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process might indicate an impairment exists, the appropriate asset's carrying values would be written down to fair value and the amount of the write-down would be charged against the results of continuing operations. (For additional information about the Company's property, plant, and equipment, refer to Note 6 to the consolidated financial statements.)

Revenue Recognition – Revenue from the sale of lumber and wood by-products is recorded at the time of shipment. Revenue from the sale of timber-cutting rights to third parties is recorded when legal title passes to the purchaser, which is generally upon delivery of a legally executed timber deed and receipt of payment for the timber. Revenue from intersegment timber sales is recorded when the timber is harvested; such intersegment sales, which are generally made at prices that approximate market, are eliminated in the consolidated financial statements. Revenue from timberland and real estate sales is recorded when the sale is closed and legal title is transferred, which is generally at the time the purchaser executes the real estate sale closing documents and makes payment to the title company handling the closing.

Income Taxes – The Company uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and is measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The key management decisions related to Income Taxes are the determination of current taxability of transactions, the election to capitalize or expense costs incurred, the decision regarding the appropriate depreciation method for income tax purposes (these three factors ultimately affect the Company's cash flows for income taxes paid and determine the differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities), and management's estimation of the appropriateness of valuation allowances to reduce any deferred tax assets that exist. The Company's management also decided during 2002 to elect to file consolidated state tax returns, effective with the filing of the 2001 returns, which had the effect of reduced state tax liability for the Company. Deltic's management periodically evaluates the Company's ability to realize future benefit of deferred tax assets by reviewing the expected turnaround of deferred tax liabilities and the amount of future taxable income and by evaluating tax planning strategies that could possibly be implemented to realize deferred tax assets. (For additional information about the Company's income taxes, refer to Note 10 to the consolidated financial statements.)

Stock-Based Compensation – At December 31, 2002, Deltic had a stock-based compensation plan for which the Company applies the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for those plans. Stock-based employee compensation expense is accrued for the intrinsic value, if any, of stock options or restricted stock granted over the applicable vesting periods using the straight-line method. Options granted by the Company have an exercise price equal to the market value of the underlying common stock on the date of grant. As of November 2001, the Company eliminated certain option exercise procedures, resulting in a change to fixed-plan accounting treatment for all options outstanding. Prior to that date, the Company was required to apply variable plan accounting standards which required adjustment of the cost of options granted for changes in the market value per share of the Company's common stock.

The effect on net income/(loss) and earnings per share if the Company had applied the fair value recognition provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") 123, Accounting for Stock-Based Compensation, for the years ended December 31 consisted of the following:

(Thousands of dollars), except per share amounts)	2002	2001	2000
Net income/(loss), as reported	$ (13,639)	9,980	13,557
Plus total stock-based compensation expense determined under the intrinsic value method for awards, net of related tax effects, included in the determination of net income	431	402	270
Less pro forma total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(937)	(785)	(565)
Pro forma net income/(loss)	$ (14,145)	9,597	13,262
Basic earnings per share			
As reported	$ (1.33)	.65	.93
Pro forma	(1.38)	.62	.90
Dilutive earnings per share			
As reported	$ (1.33)	.65	.93
Pro forma	(1.38)	.61	.90

For the pro forma net income calculation in the preceding table, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model and the following assumptions for awards in 2002, 2001, and 2000, respectively: dividend yields of 1.06 percent, 1.06 percent, and .97 percent; expected volatility of 31.19 percent; 38.52 percent, and 38.59 percent; risk-free interest rates of 4.37 percent, 5.08 percent, and 6.80 percent; and expected lives of five years. Using these assumptions, the weighted average grant-date fair value per share of options granted in 2002, 2001, and 2000 was $9.26, $9.05, and $9.03, respectively.

The key management decision factors for Stock-Based Compensation are the decision to account for stock-based compensation using the intrinsic value recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees, or the fair value recognition and measurement principles of SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stocked-Based Compensation – Transition and Disclosure, and the determination of the exercise price for options granted. Currently, a company's management can elect to adopt SFAS 123 or continue to use APB 25 for recognizing stock option expense in its financial statements. If continued use of APB 25 is elected, the income statement will generally reflect a lesser amount for stock-based compensation expense, and the potential impact of adopting SFAS 123 and SFAS 148 will only be disclosed on a pro forma basis in the financial statement footnotes. Under the Company's stock incentive plan, option exercise price for options granted is equal to the fair market per share stock price on the date of the grant, which should result in no stock-based compensation expense for future options granted under the Company's stock incentive plan. However, options granted in February 2002 were subject to shareholder approval at the Company's annual stockholders' meeting on April 25, 2002, the accounting measurement date for these options. As a result, these options had an intrinsic value of $3.46 per share due to an increase in the market price of the Company's common stock between February and April, and the resulting stock-based compensation expense is being recognized over the vesting periods of these options. (For additional information about the Company's stock-based compensation, refer to Note 15 to the consolidated financial statements.)

Pensions and Other Postretirement Benefits – The Company sponsors both a qualified and a nonqualified, noncontributory, defined benefit retirement plan that covers substantially all employees. Benefits are based on years of service, including those with Murphy Oil Corporation ("Murphy Oil"), the Company's former parent, and final career-average-pay formulas as defined by the plans. The qualified plan is funded to accumulate sufficient assets to provide for accrued benefits. The nonqualified plan, a supplemental executive plan, is not funded; the Company pays any benefits due under this plan on a monthly basis.

The company also sponsors a defined benefit health care plan and a life insurance benefit plan for substantially all retired employees. The Company measures the costs of its obligations for these plans based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn these postretirement benefits.

The key decisions for management related to Pensions and Other Postretirement Benefits are the plans' assumptions for weighted average discount rate, expected long-term rate of return on plan assets, rate of compensation increase, and the assumed health care inflation rate. In determining these assumptions, management utilizes outside advisors and the results of industry compensation surveys. The amount of expense related to the Company's retirement and other postretirement benefit plans recognized annually and funding requirements, where applicable, are directly affected by these assumptions. (For additional information about the Company's pension and other postretirement benefits, including the sensitivity of annual expense and benefit obligations, refer to Note 14 to the consolidated financial statements.)

Related-Party Transactions – The Company has committed to provide to Del-Tin Fiber a portion of the plant's fiber and wood supply at market prices. This arrangement benefits Del-Tin Fiber by ensuring a portion of its raw material needs while providing the Company with a purchaser of residual by-products produced by its lumber mills, if needed. The market price that Deltic receives for these transactions is determined by the average price paid during the immediate preceding year by Del-Tin Fiber to other suppliers of the products purchased from the Company. During 2002 and 2001, Deltic sold Del-Tin Fiber approximately $3 million and $1.9 million, respectively, of these residual by-products. (The increase for 2002 was due to Del-Tin Fiber being shut down for approximately four months during 2001.)

During the process of disposing of its former agriculture operations' farmland, the Company sold 12,600 net acres in 2000 to Epps Plantation, LLC, which is owned by the Charles H. Murphy Family

Investments Limited Partnership, for $14.4 million. The estate of Charles Murphy holds a significant ownership of the Company's common stock; and four of the Company's directors are related to the late Charles Murphy. In addition, approximately 450 net acres were sold in 2000 to Munoco Company L.C. ("Munoco") for $.3 million. The managing partner of Munoco is Robert C. Nolan, Chairman of Deltic's Board of Directors and a nephew of the late Charles Murphy. The directors who are related to Mr. Murphy, including Robert C. Nolan, recused themselves from all discussions and actions related to these transactions. The sales price for all tracts involved in these transactions was derived from an approved market index formula which produced prices in excess of the average of the appraised value of the tracts. During 2000, Deltic also sold 2,600 net acres of non-strategic hardwood timberland located near its former farmland to Epps Plantation, LLC for $4.9 million. However, the Company does not anticipate similar related-party land transactions on a recurring basis. (For additional information regarding these related-party transactions, refer to Notes 2 and 4 to the consolidated financial statements.)

Impact of Accounting Pronouncements – In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements, in addition to SFAS 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 also amends SFAS 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Effective dates for SFAS 145 vary by issue addressed. Adoption of SFAS 145 is not expected to have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, and is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS 146 is not expected to have a material impact on the Company's financial statements.

In October 2002, the FASB issued SFAS 147, Acquisitions of Certain Financial Institutions. SFAS 147 amended SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions; SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets; and FASB Interpretation 9, Applying APB 16 and 17 When a Savings and Loan Association or Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS 147 requires that acquisitions of financial institutions be accounted for using the purchase method and the recoverability of any intangible assets recognized at acquisition be evaluated using the same provisions as for other long-lived assets that are held and used. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The effective date for evaluating previously recognized intangible assets for impairment was October 1, 2002. SFAS 147 will not have an impact on the Company's financial statements.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure requirements in connection with its guarantee of funding the debt sinking fund requirements of Del-Tin Fiber. (For additional information about these disclosures regarding Del-Tin Fiber, refer to Note 4 to the consolidated financial statements.)

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results in both annual and interim financial statements. The Company currently applies the accounting measurement provisions of APB 25 to account for stock-based compensation and has not adopted the measurement provisions of SFAS 123, as amended by SFAS 148; however, it has adopted the disclosure requirements of both SFAS 123 and SFAS 148. (For additional information about the Company's stock-based compensation, refer to Note 15 to the consolidated financial statements.)

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 is an interpretation of Accounting Research Bulletin 51, Consolidated Financial Statements, and addresses consolidation by business enterprises of variable interest entities, which have the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties and/or (2) the equity investors lack one or more of the essential characteristics of a controlling financial interest. This interpretation applies immediately to variable interest entities created after

January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Adoption of FIN 46 is not expected to have a material impact on the Company's financial statements.

Disposal of Agricultural Assets – In August 2000, Deltic's Board of Directors approved the project to dispose of the Company's agricultural land holdings for pine timberland in a tax-efficient manner. The Company engaged an agricultural land consulting and brokerage firm to act as advisors in evaluating and marketing about 50,000 acres (approximately 38,800 acres net to Deltic) of farmland located in northeast Louisiana. As of December 31, 2001, the Company had closed on the sale of all of its former agriculture lands, as well as all related agriculture operational assets. Proceeds from the farmland sales were deposited with a qualified intermediary and used to acquire pine timberland designated as "replacement property", in accordance with IRS provisions for a tax-deferred exchange. (For additional information about the Company's disposal of its agriculture assets, refer to Note 2 to the consolidated financial statements.)

Environmental Matters – Deltic is committed to protecting the environment and has certain standards with which it must comply based on federal, state, and local laws for the protection of the environment. Costs of compliance through 2002 have not been material, and the Company's management currently has no reason to believe that such costs will become material for the foreseeable future.

Contingencies – The Company is involved in litigation incidental to its business from time to time. Currently, there are no material legal proceedings outstanding.

OUTLOOK

Pine sawtimber harvested from Deltic's fee lands in 2003 is projected to decrease from 2002's level to 600,000 to 650,000 tons due to the completion of the Company's three-year harvest plan for well-stocked timberland acreage acquired in 1998. The program to consider sales of timberland which may be identified as non-strategic or have a higher and better use will continue, with sales of 3,000 to 5,000 acres anticipated for 2003. Although lumber production is projected to increase, output is subject to market conditions and is estimated at 200 to 250 MMBF for 2003. Based on continued growth in west Little Rock, Arkansas, the Company expects the number of residential lot sales to be 175 to 200 lots for the year of 2003, barring declines in economic growth or residential construction activity. Commercial acreage sales are expected to improve from 2002's level. Due to the Company's commitment to fund its share of any Del-Tin Fiber operating working capital needs until the facility is able to consistently generate sufficient funds to meet its cash requirements or Deltic's ownership interest in the facility is sold, the Company will continue to recognize losses related to Del-Tin Fiber to the extent of these advances. The Company is engaged in efforts to determine market interest for its Del-Tin Fiber ownership, and intends to continue its efforts to improve the plant's operating and financial performance.

The Company's capital expenditure budget for the year of 2003 was prepared during the fall of 2002 and provides for expenditures totaling $38.4 million. The Woodlands capital budget includes $18.3 million for timberland acquisitions, which will be dependent on the availability of acreage at prices that meet the Company's criterion for timber stocking, growth potential, site index, and location. (Included in this amount was $8.3 million for an acquisition of 4,979 acres of timberland for which Deltic was negotiating purchase at December 31, 2002, which closed in January 2003. This transaction was included in the Company's reported commitments at year-end.) During 2003, various sawmill projects are expected to require $3.7 million, including $.8 million for a second log debarker at the Waldo Mill and $.7 million to install a J-hook sorter, unscrambler, and trimmer at the Ola Mill. Depending on market conditions, expenditures for residential lot development totaling $8 million are projected to add about 300 lots to available inventory. Expenditures of $1.1 million will be required during 2003 for completion of construction of Chenal Country Club's second golf course and completion of construction of new tennis courts and additional clubhouse parking. These projects will enable club membership to increase, and the second course has facilitated development of additional residential neighborhoods, the second of which is currently being developed to be offered for sale in the latter part of the first quarter of 2003. Capital and other expenditures are under constant review, and these budgeted amounts may be adjusted to reflect changes in the Company's estimated cash flows from operations, borrowings under credit facilities, or general economic conditions.

Despite a strong housing market, lumber supply continues to outpace demand due to overproduction in North America and increased imports from overseas, resulting in weak lumber prices. The implementation of duties on Canadian lumber imports in May 2002 exacerbated the imbalance, as a number of Canadian producers responded by increasing production. The situation may improve in the near term as the industry enters the spring building season. However, any sustained recovery in the lumber market is dependent upon a reduction in supply or a satisfactory resolution of the Canadian trade issue. Although the regional market for pine sawtimber has remained relatively stable during this period of weak lumber prices, sawtimber prices could decline slightly in 2003 if the lumber market does not improve. Demand for the Company's residential lots continues to be strong and is expected to remain so as long as interest rates stay at or near current levels.

Certain statements contained in this report that are not historical in nature constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "estimates", or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements reflect the Company's current expectations and involve certain risks and uncertainties, including those disclosed elsewhere in this report. Therefore, actual results could differ materially from those included in such forward-looking statements.

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars)	December 31 2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 1,057	6,122
Trade accounts receivable – net	3,230	4,319
Other receivables	2,321	2,938
Inventories	6,257	5,565
Prepaid expenses and other current assets	1,607	1,428
Total current assets	14,472	20,372
Investment in real estate held for development and sale	42,551	36,698
Investment in Del-Tin Fiber	–	11,600
Other investments and noncurrent receivables	2,558	2,907
Timber and timberlands – net	209,317	211,754
Property, plant, and equipment – net	39,572	41,774
Deferred charges and other assets	2,076	3,275
Total assets	$ 310,546	328,380
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt	$ 70	74
Trade accounts payable	3,316	3,524
Accrued taxes other than income taxes	1,194	1,190
Bank overdraft	913	–
Deferred revenues and other accrued liabilities	6,854	2,569
Total current liabilities	12,347	7,357
Long-term debt	116,120	84,190
Deferred tax liabilities – net	11,955	19,669
Other noncurrent liabilities	7,162	6,365
Redeemable preferred stock	–	30,000
Stockholders' equity		
Cumulative preferred stock – $.01 par, authorized 20,000,000 shares, zero and 600,000 shares issued as redeemable preferred stock at the end of 2002 and 2001, respectively	–	–
Common stock – $.01 par, authorized 50,000,000 shares, 12,813,879 shares issued	128	128
Capital in excess of par value	69,075	68,766
Retained earnings	114,165	133,034
Unamortized restricted stock awards	(133)	(264)
Treasury stock	(20,273)	(20,865)
Total stockholders' equity	162,962	180,799
Total liabilities and stockholders' equity	$ 310,546	328,380

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Thousands of dollars, except per share amounts)	2002	2001	2000
		For the Years Ended December 31	
Net sales	$ 104,512	106,011	109,531
Costs and expenses			
Cost of sales	70,979	68,125	71,628
Depreciation, amortization, and cost of fee timber harvested	15,224	14,991	12,829
General and administrative expenses	7,612	7,071	6,960
Total costs and expenses	93,815	90,187	91,417
Operating income	10,697	15,824	18,114
Equity in loss of and write-off of investment in Del-Tin Fiber	(28,217)	(9,132)	(10,938)
Interest income	284	946	517
Interest and other debt expense	(4,558)	(5,725)	(4,921)
Other income/(expense)	433	438	340
Income/(loss) from continuing operations before income taxes	(21,361)	2,351	3,112
Income taxes	7,722	(728)	(411)
Income/(loss) from continuing operations	(13,639)	1,623	2,701
Discontinued operations			
Income/(loss) from discontinued agriculture operations, net of income taxes	–	–	440
Gain on disposal of agriculture segment, net of income taxes	–	8,357	10,416
Income/(loss) from discontinued operations	–	8,357	10,856
Net income/(loss)	$ (13,639)	9,980	13,557
Earnings per common share			
Basic			
Continuing operations	$ (1.33)	(.05)	.04
Discontinued operations	–	.70	.89
Net income/(loss)	$ (1.33)	.65	.93
Assuming dilution			
Continuing operations	$ (1.33)	(.05)	.04
Discontinued operations	–	.70	.89
Net income/(loss)	$ (1.33)	.65	.93
Dividends declared per common share	$ .25	.25	.25
Average common shares outstanding (thousands)	11,919	11,896	12,176

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)	2002	2001	2000
	For the Years Ended December 31		
Operating activities			
Net income/(loss)	$(13,639)	9,980	13,557
Adjustments to reconcile net income/(loss) to net cash provided/(required) by operating activities			
Depreciation, amortization, and cost of fee timber harvested	15,224	14,991	13,195
Deferred income taxes	(7,714)	6,655	10,129
Gain from disposal of agriculture segment assets	–	(14,454)	(17,381)
Real estate costs recovered upon sale	5,456	9,577	8,428
Timberland costs recovered upon sale	921	1,027	762
Equity in loss of and write-off of investment in Del-Tin Fiber	28,217	9,132	10,938
Net increase/(decrease) in provisions for pension and other postretirement benefits	1,387	1,001	911
(Increase)/decrease in operating working capital other than cash and cash equivalents	1,532	2,866	2,083
Other – net	1,068	463	297
Net cash provided/(required) by operating activities, including discontinued operations	32,452	41,238	42,919
Investing activities			
Capital expenditures requiring cash	(24,237)	(63,781)	(43,401)
Net change in purchased stumpage inventory	(1,823)	4,321	610
Advances to Del-Tin Fiber	(12,219)	(14,701)	(12,903)
Purchases of U.S. government securities	–	–	(12)
Maturities of U.S. government securities	–	–	948
Proceeds from disposal of agriculture segment assets	–	18,079	20,859
Increase/(decrease) in farmland sale contract deposits	–	(1,455)	1,455
(Increase)/decrease in funds held by trustee	1,789	14,082	(16,318)
Receipts of/(additions to) noncurrent receivables	–	17,105	(16,383)
Other – net	1,212	960	1,511
Net cash provided/(required) by investing activities, including discontinued operations	(35,278)	(25,390)	(63,634)
Financing activities			
Proceeds from borrowings	96,450	14,533	64,700
Repayments of notes payable and long-term debt	(64,524)	(18,815)	(32,116)
Redemption of preferred stock	(30,000)	–	–
Treasury stock purchases	(746)	(1,026)	(10,017)
Increase/(decrease) in bank overdraft	913	(1,384)	1,378
Preferred stock dividends paid	(2,344)	(2,262)	(2,262)
Common stock dividends paid	(2,981)	(2,974)	(3,038)
Proceeds from stock option exercises	1,161	–	–
Other – net	(168)	(510)	–
Net cash provided/(required) by financing activities, including discontinued operations	(2,239)	(12,438)	18,645
Net increase/(decrease) in cash and cash equivalents	(5,065)	3,410	(2,070)
Cash and cash equivalents at beginning of year	6,122	2,712	4,782
Cash and cash equivalents at end of year	$ 1,057	6,122	2,712

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31

(Thousands of dollars)	2002	2001	2000
Cumulative preferred stock – $.01 par, authorized 20,000,000 shares; zero, 600,000, and 600,000 shares issued as redeemable preferred stock at end of 2002, 2001, and 2000, respectively (See Note 9 – Redeemable Preferred Stock)	$ –	–	–
Common stock – $.01 par, authorized 50,000,000 shares, 12,813,879 shares issued at end of each year	128	128	128
Capital in excess of par value			
Balance at beginning of year	68,766	68,757	68,808
Exercise of stock options	309	9	–
Restricted stock awards	–	–	(51)
Balance at end of year	69,075	68,766	68,757
Retained earnings			
Balance at beginning of year	133,034	128,290	120,033
Net income/(loss)	(13,639)	9,980	13,557
Preferred stock dividends accrued	(2,249)	(2,262)	(2,262)
Common stock dividends declared, $.25 per share	(2,981)	(2,974)	(3,038)
Balance at end of year	114,165	133,034	128,290
Unamortized restricted stock awards			
Balance at beginning of year	(264)	(472)	(205)
Stock awards	–	–	(472)
Shares forfeited	–	–	19
Amortization to expense	131	208	186
Balance at end of year	(133)	(264)	(472)
Treasury stock			
Balance at beginning of year – 925,725, 878,556, and 419,544 shares, respectively	(20,865)	(19,869)	(10,356)
Shares purchased – 31,800 shares in 2002, 48,500 shares in 2001, and 479,606 shares in 2000	(746)	(1,026)	(10,017)
Forfeited restricted stock – 806 shares in 2000	–	–	(19)
Shares issued for incentive plans – 59,350 shares in 2002, 1,331 shares in 2001, and 21,400 shares in 2000	1,338	30	523
Balance at end of year – 898,175, 925,725, and 878,556 shares, respectively, at cost	(20,273)	(20,865)	(19,869)
Total stockholders' equity	$ 162,962	180,799	176,834

See accompanying notes to consolidated financial statements.

Note 1 – Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements of Deltic Timber Corporation ("Deltic" or "the Company") include the accounts of Deltic and all majority-owned subsidiaries after elimination of significant intercompany transactions and accounts.

Use of Estimates – In the preparation of the Company's financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America, management has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Cash Equivalents – Cash equivalents include U.S. government securities that have a maturity of three months or less from the date of purchase.

Allowance for Doubtful Accounts – The Company provides an allowance for doubtful accounts based on a review of the specific receivables outstanding. At December 31, 2002 and 2001, the balance in the allowance account was $88,000 and $127,000, respectively.

Inventories – Inventories of logs, lumber, and supplies are stated at the lower of cost or market, primarily using the average cost method. Log costs include harvest and transportation cost as appropriate. Lumber costs include materials, labor, and production overhead. (For additional information, see Note 3 – Inventories.)

Investment in Real Estate Held for Development and Sale – Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a specific neighborhood basis, while indirect costs for the Company's three development areas — Chenal Valley, Chenal Downs, and Red Oak Ridge — are allocated to neighborhoods over the entire respective development area.

Investment in Del-Tin Fiber – Investment in Del-Tin Fiber L.L.C. ("Del-Tin Fiber"), a 50 percent-owned limited liability company, is carried at cost and is adjusted for the Company's proportionate share of its undistributed earnings or losses. The Company's equity-method-basis carrying value for its investment in Del-Tin Fiber is evaluated for possible impairment, as applicable under the requirements of Accounting Principles Board Opinion ("APB") 18. This evaluation resulted in a determination that the Company's investment was impaired as of December 31, 2002, and the carrying amount of the investment was written off, to zero, for the 2002 Consolidated Balance Sheet. (For additional information, see Note 4 – Investment in Del-Tin Fiber.)

Timber and Timberlands – Timber and timberlands, which includes purchased stumpage inventory and logging facilities, is stated at acquisition cost less cost of fee timber harvested and accumulated depreciation of logging facilities and includes no estimated future reforestation cost. The cost of fee timber harvested is based on the volume of timber harvested in relation to the estimated volume of timber recoverable. Logging facilities, which consist primarily of roads constructed and other land improvements, are depreciated using the straight-line method over a ten-year estimated life. The Company estimates its fee timber inventory using statistical information and data obtained from physical measurements and other information gathering techniques. The cost of timber and timberland purchased and reforestation costs are capitalized. Fee timber carrying costs are expensed as incurred.

Property, Plant, and Equipment – Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is primarily determined using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Gains and losses on disposals or retirements are included in income as they occur.

Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Revenue Recognition – Revenue from the sale of lumber and wood by-products is recorded at the time of shipment. Revenue from the sale of timber-cutting rights to third parties is recorded when legal title passes to the purchaser, which is generally upon delivery of a legally executed timber deed and receipt of payment for the timber. Revenue from intersegment timber sales is recorded when the timber is harvested; such intersegment sales, which are generally made at prices which approximate market, are eliminated in the consolidated financial statements. Revenue from timberland and real estate sales is recorded when the sale is closed and legal title is transferred, which is generally at the time the purchaser executes the real estate closing documents and makes payment to the title company handling the closing.

Income Taxes – The Company uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and is measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation – At December 31, 2002, Deltic had a stock-based compensation plan for which the Company applies the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for those plans. Stock-based employee compensation expense is accrued for the intrinsic value, if any, of stock options or restricted stock granted over the applicable vesting periods using the straight-line method. Options granted by the Company have an exercise price equal to the market value of the underlying common stock on the date of grant. As of November 2001, the Company eliminated certain option exercise procedures, resulting in a change to fixed-plan accounting treatment for all options. Prior to that date, the Company was required to apply variable plan accounting standards which required adjustment of the cost of options granted for changes in the market value per share of the Company's common stock. (For additional information, see Note 15 – Incentive Plans.)

The effect on net income/(loss) and earnings per share if the Company had applied the fair value recognition provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") 123, *Accounting for Stock-Based Compensation*, for the years ended December 31 consisted of the following:

(Thousands of dollars, except per share amounts)	2002	2001	2000
Net income/(loss), as reported	$ (13,639)	9,980	13,557
Plus total stock-based compensation expense determined under the intrinsic value method for awards, net of related tax effects, included in the determination of net income	431	402	270
Less pro forma total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(937)	(785)	(565)
Pro forma net income/(loss)	$ (14,145)	9,597	13,262
Basic earnings per share			
As reported	$ (1.33)	.65	.93
Pro forma	(1.38)	.62	.90
Dilutive earnings per share			
As reported	$ (1.33)	.65	.93
Pro forma	(1.38)	.61	.90

For the pro forma net income calculation in the preceding table, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model and the following assumptions for awards in 2002, 2001, and 2000, respectively: dividend yields of 1.06 percent, 1.06 percent, and .97 percent; expected volatility of 31.19 percent, 38.52 percent, and 38.59 percent; risk-free interest rates of 4.37 percent, 5.08 percent, and 6.80 percent; and expected lives of five years. Using these assumptions, the weighted average grant-date fair value per share of options granted in 2002, 2001, and 2000 was $9.26, $9.05, and $9.03, respectively.

Pensions and Other Postretirement Benefits – The Company sponsors both a qualified and a nonqualified, noncontributory, defined benefit retirement plan that covers substantially all employees. Benefits are based on years of service, including those with Murphy Oil Corporation ("Murphy Oil"), the Company's former parent, and final career-average-pay formulas as defined by the plans. The qualified plan is funded to accumulate sufficient assets to provide for accrued benefits. The nonqualified plan, a supplemental executive plan, is not funded; the Company pays any benefits due under this plan on a monthly basis.

The Company also sponsors a defined benefit health care plan and a life insurance benefit plan for substantially all retired employees. The Company measures the costs of its obligations for these plans based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn these postretirement benefits.

Advertising Costs – Advertising costs, primarily related to marketing efforts for the Company's real estate developments, are expensed as incurred. These costs amounted to $792,000 in 2002, $725,000 in 2001, and $634,000 in 2000 and are reflected in Cost of Sales on the Consolidated Statements of Income.

Capitalized Interest – The Company capitalizes interest for qualifying assets constructed or otherwise produced for which interest on directly associated debt was incurred. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of those assets.

Capital Expenditures – Capital expenditures include additions to Investment in Real Estate Held for Development and Sale; Timber and Timberlands; and Property, Plant, and Equipment.

Net Change in Purchased Stumpage Inventory – Purchased stumpage inventory consists of timber-cutting rights purchased from third parties specifically for use in the Company's sawmills. Depending on the timing of acquisition and usage of this acquired stumpage inventory, the net change in inventory can either be a source or use of funds in the Company's Consolidated Statements of Cash Flows.

Earnings per Common Share – Earnings per share ("EPS") amounts presented are calculated under the provisions of SFAS 128, *Earnings per Share*. Basic earnings per share is computed based on earnings available to common shareholders [net income/(loss) less accrued preferred dividends] and the weighted average number of common shares outstanding. The earnings per share assuming dilution amounts presented are computed based on earnings available to common shareholders and the weighted average number of common shares outstanding, including shares assumed to be issued under the Company's stock option plan. (For a reconciliation of amounts used in per share computations, see Note 17 – Earnings per Share.)

Impact of Recent Accounting Pronouncements – In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS 145 rescinds SFAS 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that statement, SFAS 64, *Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements*, in addition to SFAS 44, *Accounting for Intangible Assets of Motor Carriers*. SFAS 145 also amends SFAS 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Effective dates for SFAS 145 vary by issue addressed. Adoption of SFAS 145 is not expected to have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, and is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS 146 is not expected to have a material impact on the Company's financial statements.

In October 2002, the FASB issued SFAS 147, Acquisitions of Certain Financial Institutions. SFAS 147 amended SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions; SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets; and FASB Interpretation 9, Applying APB 16 and 17 When a Savings and Loan Association or Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS 147 requires that acquisitions of financial institutions be accounted for using the purchase method and the recoverability of any intangible assets recognized at acquisition be evaluated using the same provisions as for other long-lived assets that are held and used and is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The effective date for evaluating previously recognized intangible assets for impairment was October 1, 2002. SFAS 147 will not have an impact on the Company's financial statements.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure requirements in connection with its guarantee of funding the debt sinking fund requirements of Del-Tin Fiber. (For additional information regarding these disclosures, see Note 4 – Investment in Del-Tin Fiber.)

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results in both annual and interim financial statements. The Company currently applies the accounting measurement provisions of APB 25 to account for stock-based compensation and has not adopted the measurement provisions of SFAS 123, as amended by SFAS 148; however, it has adopted the disclosure requirements of both SFAS 123 and SFAS 148.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 is an interpretation of Accounting Research Bulletin 51, Consolidated Financial Statements, and addresses consolidation by business enterprises of variable interest entities, which have the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties and/or (2) the equity investors lack one or more of the essential characteristics of a controlling financial interest. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Adoption of FIN 46 is not expected to have a material impact on the Company's financial statements.

Note 2 – Discontinued Agriculture Segment

In August 2000, the Company's Board of Directors approved the disposal of Deltic's agriculture segment assets, subject to using the sales proceeds to purchase additional pine timberland, in a tax-deferred exchange. All 38,800 net acres formerly deemed to be agriculture lands, as well as all related agriculture operational assets, had been sold by year-end 2001. As a result of the sales transactions completed during 2001 and 2000, pretax gains on disposal of agriculture segment assets of $13,453,000 (after related non-cash expenses of $1,001,000) and $17,381,000, respectively, are reported as discontinued operations by the Company in its 2001 and 2000 Consolidated Statements of Income. Operating results for the agriculture segment are also reported as discontinued operations, net of income taxes.

Total net sales of the discontinued agriculture segment for 2001 and 2000, excluding asset sales proceeds, were $276,000 and $8,272,000, respectively. Operating income of the agriculture segment during 2000, prior to the measurement date for determining discontinued operations, was $715,000, $440,000 net of related taxes of $275,000. For 2001, the gain on disposal of the agriculture segment was $13,663,000 before income taxes, consisting of the $13,453,000 gain on sales of assets and $210,000 income from operations since the measurement date, $8,357,000 after related income taxes amounting to $5,306,000. Gain on the disposal in 2000 was $17,150,000 before income taxes, consisting of the $17,381,000 gain on sales of assets and $231,000 loss from operations since the measurement date, $10,416,000 after related income taxes amounting to $6,734,000.

Since the Company disposed of the agriculture segment in a tax-deferred exchange, all proceeds from the farmland sales were deposited with a qualified intermediary. In addition, Deltic also sold approximately 5,200 net acres of non-strategic Louisiana hardwood timberland during the third and fourth quarters of 2000, which were also replaced with pine timberland in a tax-deferred exchange. These combined proceeds for 2000, $16,317,000 after deducting amounts expended during 2000 to purchase replacement pine timberland, were held by the intermediary, as trustee, at December 31, 2000. These funds, in addition to similar proceeds received in 2001, were used during 2001 to acquire pine timberland designated as "replacement property", with capital expenditures totaling $55,890,000.

A portion of the 2000 farmland and hardwood timberland sales were deemed by the Company to be related-party transactions. These transactions include sales to Epps Plantation, LLC, which is owned by the Charles H. Murphy Family Investments Limited Partnership. The estate of Charles Murphy holds a significant ownership of the Company's common stock; and four of the Company's directors are related to the late Charles Murphy. This related-party farmland sale amounted to $14,413,000 for 12,600 net acres. In addition, approximately 450 net acres were sold to Munoco Company L.C. ("Munoco") for $346,000. The managing partner of Munoco is Robert C. Nolan, Chairman of Deltic's Board of Directors and a nephew of the late Charles Murphy. The sales price for all related-party farmland sale transactions was derived from an approved market index formula which produced prices in excess of the average of the appraised value of the acreage involved. Epps Plantation, LLC also purchased 2,600 net acres of the hardwood timberland sold for $4,864,000.

During 2000, Deltic and the other owners of Ashly Plantation (This was an undivided-interest farmland operation which conducted business as Ashly Plantation, a partnership for income tax purposes, of which Deltic's share of assets was 64.8 percent. Upon completion of the exchange of the operation's farmland for pine timberland, all former minority owners received either cash or acreage representing their respective ownership shares.) acted to acquire replacement property prior to the completion of the disposal of its farmland, utilizing the form of a "reverse exchange" as established by an IRS revenue procedure. As part of this transaction, Ashly Plantation borrowed $4,000,000 from the Company, with the proceeds to be used as a portion of an advance, in the form of an interest-bearing note, to the intermediate "accommodating title owner" required for the reverse exchange. The accommodator used the funds provided by this advance as a deposit to secure the desired replacement timberland. During the fourth quarter of 2000, Deltic also acted to acquire replacement property prior to the completion of the disposal of the remainder of its farmland by utilizing a "reverse exchange". The Company advanced funds to an "accommodating title holder" which were used to acquire the designated timberland. This advance, which was in the form of an interest-bearing note, combined with the similar advance by Ashly Plantation to its accommodator, in addition to the Ashly Plantation minority owners' portion of the amount borrowed from Deltic, amounted to $16,364,000 at December 31, 2000. During 2001, these advances were repaid to the Company.

Note 3 – Inventories

Inventories at December 31 consisted of the following:

(Thousands of dollars)	2002	2001
Logs	$ 1,313	1,246
Lumber	4,630	3,859
Materials and supplies	314	460
	$ 6,257	5,565

For both financial and income tax purposes the Company utilizes the lower of cost or market basis for determining inventory carrying values. Lumber inventory amounts at December 31, 2002 and 2001, are stated at lower of cost or net realizable value, and the Consolidated Statements of Income include a charge of $329,000 in 2001 for an inventory write-down, which is reflected in Cost of Sales. ($120,000 of this amount was during the fourth quarter of 2001.)

Note 4 – Investment in Del-Tin Fiber

Deltic owns 50 percent of the membership interest of Del-Tin Fiber, which completed construction and commenced production operations of a medium density fiberboard ("MDF") plant near El Dorado, Arkansas, during 1998. On April 25, 2002, Deltic announced that Banc One Capital Markets, Inc. had been retained as financial advisor to assist in the evaluation of strategic alternatives for the Company's investment in Del-Tin Fiber. Subsequently, Deltic announced that following a review of these strategic alternatives, it was determined that the MDF business did not represent a growth area for the Company. Consequently, the Company intends to exit this business upon the earliest, reasonable opportunity provided by the market. As a result of this decision, the Company's evaluation of possible impairment of the carrying value of its investment in the equity method investee, as required by APB 18, resulted in a determination that the Company's investment was impaired as of December 31, 2002, and the carrying amount of such investment was written off, to zero, for the Company's 2002 Consolidated Balance Sheet. The write-off, amounting to $18,723,000, was included in the fourth quarter operating results of the Company. However, in performing this impairment evaluation, the Company's management made a number of estimates and assumptions related to the timing of the sale of its ownership interest, the expected selling price for its interest, future operating results for Del-Tin Fiber, and the ability to refinance the joint-venture's long-term debt. It is reasonably possible that a change in these estimates and assumptions might occur, which could have a material impact on the Company's future financial statements. Due to the Company's commitment to fund its share of any of the facility's operating working capital needs until the facility is able to consistently generate sufficient funds to meet its cash requirements or Deltic's ownership interest in the facility is sold, the Company will continue to recognize losses related to Del-Tin Fiber to the extent of these advances. The management of Del-Tin Fiber has performed evaluations of possible impairment of the long-lived assets of the plant in accordance with SFAS 121 and/or 144, as applicable. To-date, these analyses have indicated that no impairment exists at the Del-Tin Fiber level.

Del-Tin Fiber has its own credit facility, totaling $89,000,000 under which each owner has agreed to a contingent equity contribution agreement with Del-Tin Fiber and the group of banks from whom the project financing was obtained. Under this agreement, both owners have contractually agreed to a contingent equity agreement which requires them to fund any deficiency in contributions to either Del-Tin Fiber's bond sinking fund or debt service reserve up to a cumulative total of $17,500,000 per owner. Del-Tin Fiber's project financing agreement did not require sinking fund contributions until the first quarter of 2001. Sinking fund deposits were $6,019,000 in 2001 and $7,676,000 in 2002, and are scheduled to be $8,956,000 in 2003, $10,457,000 in 2004, and $55,892,000 in 2005. However, the final sinking fund deposit would be reduced by any amount of interest earned on the accumulated balance of such deposits. To date, the owners have voluntarily funded all required sinking fund deposits, and thus have not reduced their respective contingent equity contribution agreement obligation, in order to obtain annual renewals of the letters of credit supporting bonds issued to finance the majority of the facility's initial construction cost. In addition, each owner has committed to a production support agreement, under which each owner has agreed to make support obligation payments to Del-Tin Fiber to provide, on the occurrence of certain events, additional funds for payment of debt service until the plant is able to successfully complete a minimum production test. Both owners of Del-Tin Fiber have also pledged their respective membership interest in the joint venture as collateral under the project financing agreement. Both have also agreed to fund any operating working capital needs until the facility is able to consistently generate sufficient funds to meet its cash requirements.

These contingent obligations are not reduced as a result of the Company's write-off of the carrying value of its investment in Del-Tin Fiber as of December 31, 2002. Due to the probable requirement for Deltic to advance to Del-Tin Fiber amounts equal to its half of the facility's 2003 quarterly sinking fund obligation, based on the plant's 2003 cash flow projections, the Company recorded a current contingent liability, in accordance with SFAS 5, Accounting for Contingencies, to reflect this amount.This liability, in the amount of $4,478,000, is included in Deferred Revenues and Other Accrued Liabilities in the Company's 2002 Consolidated Balance Sheet. No additional liability was required for such payments after 2003 due to projected improvement in Del-Tin Fiber's cash flows and to the Company's intent to exit the business or to refinance the joint-venture's long-term debt by the end of 2003. The maximum potential amount of future payments that could be required of the Company under current contractual guarantees is limited to the $17,500,000 committed under the contingent equity agreement. However, with the Company currently funding its share of Del-Tin Fiber's sinking fund contribution on a voluntary basis, potential future payments are estimated at approximately $37,653,000 if the Company is not able to refinance the facility's long-term debt and has not sold its ownership interest by the end of 2005. These payments consist of the Company's share of remaining sinking fund payments currently required of Del-Tin Fiber, including the $17,500,000 contingent equity agreement and such payments for 2003 already accrued by the Company, but exclude any future operating working capital needs of Del-Tin Fiber for which an amount cannot be reasonably estimated due to recent improvements in the plant's production ability and to uncertainty of the timing of the sale of Deltic's interest in the joint venture.

As natural gas prices escalated during the last half of 2000, the decision was made in late January 2001 to temporarily suspend operations of the facility until its heat energy system could be modified. Following completion of a capital project to modify the heat energy system, the plant resumed operations in June 2001. Rectification of this system will enable Del-Tin Fiber's operations to increase production levels closer to the plant's capacity of 150 million square feet per year, as market conditions improve. In addition, manufacturing cost per thousand square feet should be lower, as fixed costs for the facility are allocated to this increased production. Both owners funded their respective share of the capital project.

Under the operating agreement, Del-Tin Fiber's employees operate the plant. Deltic has committed to provide a portion of the plant's fiber and wood fuel supply at market prices. During 2002 and 2001, Deltic sold Del-Tin Fiber approximately $3,018,000 and $1,924,000, respectively, of these lumber manufacturing by-products. As of December 31, 2002 and 2001, the Company had a receivable from Del-Tin Fiber of $85,000 and $120,000, respectively.

Del-Tin Fiber's financial position at year-end 2002 and 2001 and results of operations for years of 2002 and 2001 consisted of the following:

(Thousands of dollars)	2002	2001
Condensed Balance Sheet Information		
Current assets	$ 5,874	5,218
Debt service reserve funds	3,485	3,543
Bond sinking funds	13,950	6,072
Property, plant, and equipment – net	98,230	100,907
Other noncurrent assets	736	982
Total assets	$ 122,275	116,722
Current liabilities	$ 4,407	4,419
Long-term debt	89,000	89,000
Other noncurrent liabilities	3	6
Members' capital/(deficit)	28,865	23,657
Accumulated other comprehensive income	–	(360)
Total liabilities, members' capital/(deficit), and other comprehensive income	$ 122,275	116,722
Condensed Income Statement Information		
Net sales	$ 31,307	16,718
Costs and expenses		
Cost of sales	40,123	24,921
Depreciation	3,894	2,410
General and administrative expenses	1,630	1,174
Other expenses	690	762
Total costs and expenses	46,337	29,267
Operating income/(loss)	(15,030)	(12,549)
Interest income	145	186
Interest and other debt expense	(4,105)	(5,901)
Net income/(loss)	(18,990)	(18,264)
Other comprehensive income/(loss)	360	(360)
Comprehensive income/(loss)	$ (18,630)	(18,624)

At December 31, 2002 and 2001, the Company's share of the underlying net assets of Del-Tin Fiber exceeded its investment by $14,433,000 and $229,000, respectively. The excess relates primarily to the Company's write-off of its carrying amount for its investment in Del-Tin Fiber as of December 31, 2002, and to interest received by the Company from Del-Tin Fiber prior to plant start-up, which was capitalized by Deltic as a reduction of its investment and was being amortized into income using the straight-line method over a 60-month period. (Del-Tin capitalized the interest paid to the Company into its property, plant, and equipment accounts, and it is being depreciated into the facility's results of operations.)

The Company accounts for its investment in Del-Tin Fiber under the equity method. Accordingly, the investment in Del-Tin Fiber is carried at cost, adjusted for the Company's proportionate share of undistributed earnings or losses. Cumulative net losses for the facility have amounted to $86,313,000, $43,156,500 net to the Company. As a result, no earnings have been available for distribution to the owners. Contributions to Del-Tin Fiber by the Company as of December 31, 2002, have amounted to $57,708,000.

Note 5 – Timber and Timberlands

Timber and timberlands at December 31 consisted of the following:

(Thousands of dollars)	2002	2001
Purchased stumpage inventory	$ 7,488	5,665
Timberlands	76,772	76,468
Fee timber	182,906	179,424
Logging facilities	1,782	1,692
	268,948	263,249
Less accumulated cost of fee timber harvested and facilities depreciation	(59,631)	(51,495)
	$ 209,317	211,754

Cost of fee timber harvested amounted to $8,426,000 in 2002, $8,697,000 in 2001, and $7,224,000 in 2000. Depreciation of logging facilities was $30,000, $37,000, and $45,000 for the years 2002, 2001, and 2000, respectively.

Note 6 – Property, Plant, and Equipment

Property, plant, and equipment at December 31 consisted of the following:

(Thousands of dollars)	Range of Useful Lives	2002	2001
Land	N/A	$ 125	125
Land improvements	10-20 years	4,070	3,265
Buildings and structures	10-20 years	4,801	4,469
Machinery and equipment	3-15 years	76,847	74,168
		85,843	82,027
Less accumulated depreciation		(46,271)	(40,253)
		$ 39,572	41,774

Depreciation of property, plant, and equipment charged to operations was $6,768,000, $6,257,000, and $5,926,000 in 2002, 2001, and 2000, respectively, including charges to discontinued agriculture operations of $366,000 in 2000.

Gains/(losses) on disposals or retirements of assets, exclusive of disposition of agricultural assets, included in income were $15,000 in 2002, $57,000 in 2001, and $109,000 in 2000.

Note 7 – Credit Facilities

In June 2001, Deltic entered into an agreement with SunTrust Bank and other domestic banks which provide an unsecured, committed revolving credit facility totaling $105,000,000. The agreement will expire on July 15, 2004. As of December 31, 2002 and 2001, $59,000,000 and $61,000,000, respectively, of committed credit was available in excess of all borrowings outstanding under the facility. Borrowings under the agreement bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin, depending upon the type of loan the Company executes. The applicable margin component of the interest rate varies with the type of loan and the Company's total debt to EBITDA ratio. Borrowings outstanding at December 31, 2002 and 2001, amounted to $46,000,000 and $44,000,000, respectively, and consisted of Eurodollar loans. Fees associated with this revolving credit facility include a commitment fee of .175 to .35 percent per annum on the unused portion of the committed amount. The revolving credit agreement contains restrictive covenants, including limitations on the incurrence of debt and requirements to maintain certain financial ratios.

The Company may also borrow up to $1,000,000 under a short-term credit facility with BancorpSouth. The agreement expires December 15, 2003, with renewal annually. The amount available to the Company under this facility is reduced by any borrowings by Deltic. As of December 31, 2002 and 2001, Deltic had no borrowings outstanding under this line of credit, resulting in $1,000,000 available to the Company. Borrowings bear interest based upon the New York Prime, and the facility carries a commitment fee of .1 percent per annum on the unused amount of the facility.

In addition, Deltic has an agreement with Regions Bank which provides a $1,750,000 credit facility. The agreement, which is renewable annually, carries no facility fees and borrowings bear interest based upon prime. Amounts available to Deltic under the facility are reduced by any borrowings. The Company had no borrowings outstanding under this facility as of December 31, 2002 or 2001, leaving $1,750,000 available to the Company. (For additional information regarding these financial instruments, see Note 12 – Fair Value of Financial Instruments.)

Note 8 – Indebtedness

The Company's indebtedness at December 31 consisted of the following:

(Thousands of dollars)	2002	2001
Notes payable, 2.66%*, due 2004	$ 46,000	44,000
Senior notes payable, 6.7%, due 2008	40,000	40,000
Senior notes payable, 6.01%, due 2012	30,000	–
Other notes payable, 5%*, due 2003-2006	190	264
	116,190	84,264
Less current maturities of long-term debt	(70)	(74)
Long-term debt at December 31	$ 116,120	84,190

* Weighted average interest rate at December 31, 2002.

The $46,000,000 of notes payable designated as due in 2004 represents the outstanding balance under the Company's revolving credit facility agreement with SunTrust Bank and a group of other domestic banks. The agreement will expire on July 15, 2004. The Company incurred costs of $520,000 related to the securing of this facility, which was deferred and is being amortized as additional interest expense over the term of the agreement.

During 1998, the Company successfully completed negotiation of the private placement of $40,000,000 of senior notes with Pacific Coast Farm Credit, a division of American AgCredit. These unsecured notes have a fixed stated interest rate of 6.7 percent and mature on December 18, 2008. No installment payments are required, but the terms allow for prepayments at the option of the Company. The agreement contains certain restrictive financial covenants, including a minimum consolidated tangible net worth of the sum of $135,000,000, plus 25 percent of cumulative consolidated adjusted net income from October 1, 1998, and a maximum funded debt/capitalization ratio of .6 to 1. The Company incurred $226,000 of costs related to the issuance of these notes, which was deferred and is being amortized as additional interest expense over the term of the underlying debt. In anticipation of issuance of these notes, the Company entered into and settled an interest rate hedge contract. Upon settlement of this contract in December 1998, the Company paid $1,081,000, which was deferred and is being amortized as other debt expense over the term of the underlying debt, resulting in an effective interest rate for these notes of approximately 6.9 percent.

On December 20, 2002, Deltic successfully completed the private placement of $30,000,000 of senior notes with Metropolitan Life and a group of other domestic insurance companies. These unsecured notes have a fixed stated interest rate of 6.01 percent and mature on December 20, 2012. Semiannual installments of $3,333,333, or such lesser amount as shall be outstanding, are required beginning on December 20, 2008. The note terms allow for prepayment at the option of the Company in an amount of not less than five percent of the principal amount outstanding at the time of any prepayment. The agreement contains certain restrictive financial covenants, including a minimum consolidated tangible net worth of the sum of $148,299,000, plus 25 percent of cumulative consolidated adjusted net income from October 1, 2002, and a maximum consolidated debt to consolidated net capitalization ratio of .6 to 1. The Company incurred $179,000 of costs related to the issuance of these notes, which was deferred and is being amortized as additional interest expense over the term of the underlying debt.

The scheduled maturities of long-term debt for the next five years are $70,000 in 2003, $46,064,000 in 2004, $32,000 in 2005, $24,000 in 2006, and zero in 2007. The Company anticipates attempting to renew or replace its current revolving credit facility during the third quarter of 2003. If successful, $46,000,000 of 2004's scheduled maturities would become due in some later year. (For additional information regarding financial instruments, see Note 7 – Credit Facilities and Note 12 – Fair Value of Financial Instruments.)

Note 9 – Redeemable Preferred Stock

During 1997, the Company issued 600,000 shares of its authorized preferred stock having a par value of $.01 per share. Redemption of these shares, designated by the Company as Cumulative Mandatory Redeemable Preferred Stock, 7.54% Series, was mandatory on December 31, 2002, and the Company redeemed these shares as required utilizing proceeds from privately placed long term notes. These redeemable preferred shares had no voting rights, at any time, during the period for which they were outstanding.

Note 10 – Income Taxes

The components of income tax expense/(benefit) related to income/(loss) from continuing operations for the years ended December 31, 2002, 2001, and 2000, consisted of the following:

(Thousands of dollars)	2002	2001	2000
Federal			
Current	$ (420)	(901)	(3,441)
Deferred	(6,689)	1,788	4,717
	(7,109)	887	1,276
State			
Current	412	301	459
Deferred	(1,025)	(460)	(1,324)
Total	$ (7,722)	728	411

A reconciliation of the U.S. statutory income tax rate to the Company's effective rates on income/(loss) from continuing operations before income taxes consisted of the following:

	2002	2001	2000
Statutory income tax rate	(35)%	35%	35%
State income taxes, net of federal income tax benefit	(1)	(4)	(18)
Other	–	–	(4)
Effective income tax rate	(36)%	31%	13%

An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, showing the tax effects of significant temporary differences, consisted of the following:

(Thousands of dollars)	2002	2001
Deferred tax assets		
Investment in real estate held for development and sale	$ 10,856	9,869
State NOL carryforward	4,839	3,834
Postretirement and other employee benefits	1,844	1,476
AMT credit carryforward	372	–
Other deferred tax assets	593	788
Total deferred tax assets	18,504	15,967
Less valuation allowance	(2,142)	(957)
Total deferred tax assets – net	16,362	15,010
Deferred tax liabilities		
Investment in Del-Tin Fiber	(2,856)	(8,703)
Timber and timberlands	(18,578)	(19,622)
Property, plant, and equipment	(5,998)	(5,574)
Other deferred tax liabilities	(200)	(171)
Total deferred tax liabilities	(27,632)	(34,070)
Net deferred tax assets/(liabilities)	$ (11,270)	(19,060)

Net long-term deferred tax liabilities were $11,955,000 at December 31, 2002, and $19,669,000 at December 31, 2001. In addition, short-term deferred tax assets of $685,000 at December 31, 2002, and $609,000 at December 31, 2001, are included in the Consolidated Balance Sheets in Prepaid Expenses and Other Current Assets for the respective years.

As of December 31, 2002 and 2001, the Company had valuation allowances of $2,142,000 and $957,000, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowances relate to the deferred tax assets arising from state tax loss carryforwards. The net changes in the valuation allowances during 2002 and 2001 were increases of $1,185,000 and $957,000, respectively, and were principally due to the potential expiration of net operating losses for state tax purposes.

In assessing the realizability of deferred tax assets, Deltic's management considers whether it is more likely than not that some portion or all of the Company's total deferred tax assets will not be realized. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of its deferred tax assets, net of the valuation allowance, at December 31, 2002, as reductions of future taxable income or by utilizing available tax planning strategies. However, the amount of the net deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

At December 31, 2002, the Company had operating loss carryforwards for state tax purposes of approximately $80,651,000. Of this amount, $14,000 expires in 2003, $1,402,000 expires in 2004, $34,162,000 expires in 2005, $21,696,000 expires in 2006, and $23,377,000 expires in 2007. The Company had expected federal tax refunds of $1,556,000 and $1,985,000 at December 31, 2002 and 2001, respectively, reflected in the Consolidated Balance Sheets in Other Receivables.

The Company was part of the consolidated income tax return of its former parent, Murphy Oil, for periods prior to its spin-off on January 1, 1997. Under the terms of a tax sharing agreement between the Company and Murphy Oil which governs tax matters for this period, Murphy Oil personnel handle the administration of any tax disputes. Murphy Oil has open years on its returns for years 1992, 1993, and 1994. During 2002, Murphy Oil closed the audit of its returns for 1995 and 1996 and paid Deltic a refund of $369,000. It is currently anticipated that the Company may have an additional net tax liability for the years 1992, 1993, and 1994 once these audits are closed. However, it is also anticipated that any amount of additional taxes owed to Murphy Oil for these periods will result in additional deferred tax assets related to its investment in real estate held for development and sale. Therefore, such settlement should have no material impact on total income tax expense/(benefit).

Note 11 – Stockholders Rights Plan

The Company has a Stockholders Rights Plan, which provides for each eligible common shareholder to receive a dividend of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock held. The Rights will expire on December 31, 2006, unless earlier exchanged or redeemed. The Rights will detach from the common stock and become exercisable: (1) following a specified period of time after the date of the first public announcement that a person or group of affiliated or associated persons ("Acquiring Person"), other than certain persons, has become the beneficial owner of 15 percent or more of the Company's common stock or (2) following a specified amount of time of the commencement of a tender or exchange offer by any Acquiring Person, other than certain persons, which would, if consummated, result in such persons becoming the beneficial owner of 15 percent or more of the Company's common stock. In either case, the detachment of the Rights from the common stock is subject to extension by a majority of the directors of the Company. The Rights have certain antitakeover effects and will cause substantial dilution to any Acquiring Person that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors of the Company to negotiate with an acquiror on behalf of all the shareholders. Other terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and Harris Trust and Savings Bank, as Rights Agent.

Note 12 – Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 2002 and 2001. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes financial instruments included in current assets and liabilities, except the current portion of noncurrent notes receivable and current maturities of long-term debt, all of which have fair values approximating carrying values.

	2002		2001	
(Thousands of dollars)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Funds held by trustee	$ 447	447	2,236	2,236
Notes receivable	21	21	40	40
Financial liabilities				
Long-term debt, including current maturities	(116,190)	(118,053)	(84,264)	(83,943)
Redeemable preferred stock	–	–	(30,000)	(31,312)
Off-balance sheet exposures				
Guarantees	–	(15,538)	–	(13,748)
Letters of credit	–	(1,266)	–	(2,050)

Funds held by trustee – The carrying amount approximates its fair value.

Notes receivable, including current portion – The carrying value is estimated to approximate fair value based on the change in interest rates spread since the notes' obligation dates.

Long-term debt, including current maturities – The fair value is estimated based on current rates at which the Company could borrow funds with similar remaining maturities.

Redeemable preferred stock – The fair value is based on the redemption amount for the stock, discounted using the Company's estimated borrowing rate for debt instruments with similar remaining maturities.

Guarantees and letters of credit – The fair value is based on the estimated cost to settle these obligations.

Note 13 – Concentration of Credit Risks

Financial instruments which potentially subject the Company to credit risk are trade accounts receivable. These receivables normally arise from the sale of wood products and real estate. Concentration of credit with respect to these trade accounts receivable is limited due to the large number of customers comprising the Company's customer base. No single customer accounted for a significant amount of the Company's sales of wood products or real estate in 2002, 2001, or 2000. At December 31, 2002 and 2001, there were no significant accounts receivable from a single customer.

Note 14 – Employee and Retiree Benefit Plans

The Company provides retirement plans (a qualified and a nonqualified plan) and other postretirement benefits to the majority of its employees. Reconciliations of benefit obligations, plan assets, and funded status of the plans consisted of the following:

	Retirement Plans		Other Postretirement Benefits	
(Thousands of dollars)	2002	2001	2002	2001
Change in projected benefit obligation				
Benefit obligation at January 1	$ 12,077	10,597	6,028	4,729
Service cost	658	589	292	263
Interest cost	883	776	413	397
Participant contributions	–	–	38	23
Actuarial (gain)/loss	2,046	192	1,307	700
Curtailments[1]	–	161	–	127
Benefits paid	(179)	(238)	(148)	(211)
Benefit obligation at December 31	$ 15,485	12,077	7,930	6,028
Change in plan assets				
Fair value of plan assets at January 1	$ 12,162	12,680	–	–
Actual return on plan assets	(421)	(287)	–	–
Employer contributions	–	–	110	188
Participant contributions	–	–	38	23
Benefits paid	(147)	(231)	(148)	(211)
Fair value of plan assets at December 31[2]	$ 11,594	12,162	–	–
Reconciliation of funded status of plans				
Funded status of plans	$ (3,891)	85	(7,930)	(6,028)
Unrecognized actuarial (gain)/loss	3,841	362	2,951	1,703
Unrecognized net asset from transition to SFAS 87[3]	(35)	(84)	–	–
Unrecognized prior service cost	433	487	–	–
Contributions	5	4	–	–
Prepaid/(accrued) benefit cost[4]	$ 353	854	(4,979)	(4,325)
Assumptions				
Weighted average discount rate	6.50%	7.25%	6.50%	7.25%
Rate of compensation increase	4.60%	4.60%	N/A	N/A

[1] Reflects impact of early retirements of agriculture segment employees resulting from discontinuation of operations. (For additional information about the discontinuation of the agriculture segment, see Note 2 – Discontinued Agriculture Segment.)

[2] Primarily includes listed stocks and bonds, government securities, and U.S. agency bonds.

[3] Being amortized over a period of 15 years.

[4] Included in the Consolidated Balance Sheets in Deferred Charges and Other Assets/Other Noncurrent Liabilities.

Components of net periodic retirement expense and other postretirement benefits expense consisted of the following:

(Thousands of dollars)		2002	2001	2000
Retirement plans				
Service cost	$	658	589	627
Interest cost		883	776	686
Expected return on plan assets		(1,027)	(1,070)	(972)
Amortization of prior service cost		53	53	54
Amortization of transitional asset		(49)	(49)	(50)
Recognized actuarial (gain)/loss		16	(23)	23
Net retirement expense	$	534	276	368
Other postretirement benefits				
Service cost	$	292	263	296
Interest cost		413	397	314
Recognized actuarial (gain)/loss		52	60	44
Other postretirement benefits expense	$	757	720	654
Assumptions				
Weighted average discount rate		7.25%	7.50%	7.25%
Expected long-term rate of return on plan assets		8.50%	8.50%	8.50%
Rate of compensation increase		4.60%	4.60%	4.60%

Retirement Plans – For the Company's qualified plan, the projected benefit obligation ("PBO") exceeded the fair value of plan assets by $2,909,000 at December 31, 2002; however, the fair value of plan assets exceeded the accumulated benefit obligation ("ABO") at year-end by $1,525,000. Therefore, no recognition of a minimum pension liability was required for the qualified plan. The Company does not fund its nonqualified plan; therefore, this plan has no assets. At year-end 2002 and 2001, the PBO for this nonqualified plan was $983,000 and $800,000, respectively. The Company recorded a liability equal to the nonqualified plan's ABO of $705,000 at December 31, 2002, and $624,000 at December 31, 2001, which is reflected in the Consolidated Balance Sheets in Other Noncurrent Liabilities.

Other Postretirement Benefits – The Company sponsors a plan that provides comprehensive health care benefits (supplementing Medicare benefits for those eligible) and life insurance benefits for retired employees. Costs are accrued for this plan during the service lives of covered employees. Retirees contribute a portion of the self-funded cost of health care benefits; the Company contributes the remainder. The Company pays premiums for life insurance coverage, arranged through an insurance company. The health care plan is funded on a pay-as-you-go basis. The Company retains the right to modify or terminate the benefits and/or cost sharing provisions.

In determining the benefit obligation for health care at December 31, 2002, health care inflation cost was assumed to increase at an annual rate of 7.5 percent in 2002, increasing to 10 percent in 2003 and then decreasing one percent per year to 5 percent in 2008 and thereafter. A one percentage-point increase in the assumed health care cost trend would increase the aggregate service and interest cost components of periodic benefit cost for 2002 by $76,000 and the benefit obligation by $549,000, while a one percentage-point decrease in the assumed rate would decrease the 2002 cost components by $68,000 and the benefit obligation by $503,000.

Thrift Plan – Employees of the Company may participate in its thrift plan by allotting up to a specific percentage of their base pay. The Company matches contributions at a stated percentage of each employee's allotment, based on length of participation in the plan. Company contributions to this plan were $290,000 in 2002, $275,000 in 2001, and $281,000 in 2000.

Note 15 – Incentive Plans

Stock Incentive Plan

On April 25, 2002, the Company's shareholders approved the Deltic Timber Corporation 2002 Stock Incentive Plan ("the 2002 Plan"). The 2002 Plan replaced the 1996 Stock Incentive Plan ("the 1996 Plan"), which was terminated. At December 31, 2002, remaining outstanding options under the 1996 Plan totaled 331,680 shares, of which 242,955 shares were exercisable. No further awards will be made under the 1996 Plan, and the unexercisable outstanding options will be fully vested by the end of the first quarter of 2004. Outstanding options under the 1996 Plan will expire from 2006 to 2011 if not exercised and have an average exercise price of $24.31 based on the fair market value at date of grant.

The 2002 Plan permits annual awards of shares of the Company's common stock to executives, other key employees, and directors. Under the plan, the Executive Compensation Committee ("the Committee") is authorized to grant: (1) stock options; (2) restricted stock and restricted stock units; (3) performance units; and (4) other stock-based awards, including stock appreciation rights and rights to dividends and dividend equivalents. The number of shares available for issuance under the 2002 Plan is 1,800,000 shares unless adjustment is determined necessary by the Committee as the result of dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of common stock, or other corporate transaction in order to prevent dilution or enlargement of benefits or potential benefits intended to be made available. At December 31, 2002, 1,637,750 of these 1,800,000 shares were available for award under the 2002 Plan. No participant in the 2002 Plan may receive options and stock appreciation rights in any calendar year that relates to more than 50,000 shares, and the maximum number of shares which may be awarded as restricted stock and restricted stock units or other stock-based awards is 180,000 shares. The Company applies the intrinsic value method of APB 25 to account for stock-based compensation, accruing costs of any stock options and restricted stock over the respective vesting/performance periods. The cost of stock-based compensation is reflected in General and Administrative Expenses on the Consolidated Statements of Income and amounted to $664,000 in 2002, $618,000 in 2001, and $442,000 in 2000. (For additional information regarding the Company's stock-based compensation, including the effect on net income/(loss) and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, see Note 1 – Significant Accounting Policies.)

Stock Options – For each option granted under the 2002 Plan, the Committee fixes the option price at not less than fair market value on the date of the grant and the option term, not to exceed 10 years from date of grant. (Options granted in 2002 were awarded in February 2002 subject to shareholder approval in April. As a result of an increase in the market value of the Company's common stock from the grant date to the approval date, these options have an intrinsic value of $3.46 per share. The resulting fixed stocked-based compensation cost is being accrued over the vesting period for these options.) Replacement options granted due to the spin-off from Murphy Oil were for 10 years from original grant date and nonqualified. New options granted in 1997 and 1998 were for 10 years and primarily incentive. Options granted since 1998 have been for 10 years and nonqualified. All options have an option price not less than the market value on the grant date, with a range in option prices of $9.90 to $29.295 per share. For options granted in 1997, exclusive of replacement options, half could be exercised or surrendered after two years and the remainder after three years. For options granted from 1998 through 2001, half could be exercised or surrendered after one year and the remainder after three years. During 2002, the Company granted options for 162,250 shares. For 122,250 shares, half may be exercised or surrendered after one year and the remainder after three years, and the remaining 40,000 shares, awarded to nonemployee directors at an option price of $29.295, were vested immediately when awarded.

Changes in options outstanding, including replacement options, consisted of the following:

	Number of Options	Average Exercise Price
Outstanding at December 31, 1999	217,855	$23.86
Granted	70,550	$22.06
Surrendered/exercised	–	N/A
Forfeited/expired	(6,700)	N/A
Outstanding at December 31, 2000	281,705	$23.40
Granted	112,700	$23.88
Surrendered/exercised	(1,750)	N/A
Forfeited/expired	(500)	N/A
Outstanding at December 31, 2001	392,155	$23.58
Granted	162,250	$29.295
Surrendered/exercised	(59,350)	N/A
Forfeited/expired	(2,125)	N/A
Outstanding at December 31, 2002	492,930	$25.94
Exercisable at December 31, 2000	156,981	$22.93
Exercisable at December 31, 2001	212,580	$23.45
Exercisable at December 31, 2002	282,955	$25.36

Additional information about stock options outstanding at December 31, 2002, consisted of the following:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Average Life in Years	Average Exercise Price	Number of Options	Average Exercise Price
$12.40	1,750	3.1	$12.40	1,750	$12.40
$22.06 - $24.97	262,550	6.7	23.65	173,825	23.88
$25.25 - $29.295	228,630	7.8	28.67	107,380	27.96
	492,930	7.2	25.94	282,955	25.36

Restricted Stock and Restricted Stock Units – The Committee may award restricted stock and restricted stock units to selected employees, with conditions to vesting for each grant established by the Committee. During the vesting period, the grantee may vote and receive dividends on the shares, but shares are subject to transfer restrictions and are all, or partially, forfeited if a grantee terminates, depending on the reason.

Changes in shares of restricted stock outstanding consisted of the following:

	2002	2001	2000
Balance at beginning of year	34,094	34,094	13,500
Granted	–	–	21,400
Forfeited	–	–	(806)
Balance at end of year	34,094	34,094	34,094

The fair value per share of restricted stock granted in 2000 was $22.06. Unearned compensation was charged for the market value of the restricted shares. The unearned compensation is shown as a reduction of stockholders' equity in the Consolidated Balance Sheets as Unamortized Restricted Stock Awards, and is being amortized to expense over the respective four-year restricted period.

Performance Units – Performance units granted under the 2002 Plan may be denominated in cash, common shares, other securities, other awards allowed under the 2002 Plan, or other property and shall confer on the holder thereof rights valued as determined by the Committee and payable to, or exercisable by, the holder, in whole or in part, upon achievement of such performance goals during such performance periods as the Committee shall establish. Subject to the terms of the 2002 Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance unit granted, and any payment or transfer to be made pursuant to any performance unit shall be determined by the Committee. No performance units have been granted.

Other Stock-based Awards – The Committee may also grant other awards, including but not limited to, stock appreciation rights and rights to dividends and dividend equivalents that are denominated, or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of the Company's common stock, including securities convertible in its common stock, as deemed by the Committee to be consistent with the purpose of the 2002 Plan. No such other stock-based awards have been granted.

Incentive Compensation Plan

Cash Awards – The Company has an Incentive Compensation Plan that provides for annual cash awards to officers, directors, and key employees based on actual results for a year compared to objectives established by the Committee, which administers the Plan, at the beginning of that year. Provisions for cash incentive awards of $358,000, $405,000, and $722,000 were recorded in 2002, 2001, and 2000, respectively.

Note 16 – Supplemental Cash Flows Disclosures

Income taxes paid, net of refunds, were $1,079,000 in 2000. During 2002 and 2001, net refunds of $1,096,000 and $4,734,000, respectively, were received. Interest paid was $4,171,000, $5,475,000, and $4,530,000 in 2002, 2001, and 2000, respectively. No interest was capitalized in 2002, 2001, or 2000.

Noncash investing and financing activities excluded from the Consolidated Statements of Cash Flows were a non-cash accrual recorded for the contingent liability related to the 2003 sinking fund deposits of Del-Tin Fiber that are more likely than not to be required from the Company, in the amount of $4,478,000, and assumptions of owner-financed debt during 2001, in the amount of $176,000. (For additional information regarding the contingent liability, see Note 4 – Investment in Del-Tin Fiber and Note 18 – Commitments and Contingencies.)

(Increases)/decreases in operating working capital other than cash and cash equivalents, for each of the three years ended December 31 consisted of the following:

(Thousands of dollars)	2002	2001	2000
Trade accounts receivable	$ 1,090	(499)	828
Other receivables	1,367	2,777	(3,467)
Inventories	(692)	(438)	4,284
Prepaid expenses and other current assets	(180)	(672)	691
Trade accounts payable	(208)	573	(248)
Deferred credits and other accrued liabilities	155	1,125	(5)
	$ 1,532	2,866	2,083

Note 17 – Earnings per Share

The amounts used in computing earnings per share and the effect on income and weighted average number of shares outstanding of dilutive potential common stock consisted of the following:

(Thousands of dollars)	2002	2001	2000
Income/(loss) from continuing operations	$ (13,639)	1,623	2,701
Less preferred dividends declared	(2,249)	(2,262)	(2,262)
Earnings from continuing operations available to common shareholders	(15,888)	(639)	439
Discontinued operations, net	–	8,357	10,856
Earnings available to common shareholders	$ (15,888)	7,718	11,295
Weighted average number of common shares used in basic EPS	11,919	11,896	12,176
Effect of dilutive stock options*	–	–	10
Weighted average number of common shares and dilutive potential common stock used in EPS assuming dilution	11,919	11,896	12,186

	2002	2001	2000
Earnings per common share			
Basic			
Continuing operations	$ (1.33)	(.05)	.04
Discontinued operations	–	.70	.89
Net income/(loss)	$ (1.33)	.65	.93
Assuming dilution			
Continuing operations	$ (1.33)	(.05)	.04
Discontinued operations	–	.70	.89
Net income/(loss)	$ (1.33)	.65	.93

* Additional potential common shares from stock options outstanding for 2002 and 2001, amounting to 39,000 and 33,000, respectively, were excluded from the calculation of diluted earnings per share since they would result in antidilution due to the loss from continuing operations available to common shareholders.

Note 18 – Commitments and Contingencies

Commitments – Commitments for capital expenditures at December 31, 2002, were approximately $8,950,000 for timber and timberlands, including $8,327,000 for the purchase of 4,979 acres of Southern Pine timberland which closed in January 2003; $1,248,000 for property, plant, and equipment; and $3,589,000 for investment in real estate held for development and sale.

Contingencies – The Company has various contingencies related to its investment in Del-Tin Fiber and has either recorded such contingencies into its financial statements or disclosed the conditions of the contingency as required by SFAS 5, *Accounting for Contingencies*. (For the details of these contingencies, see Note 4 – Investment in Del-Tin Fiber.) The Company is also involved in litigation incidental to its business from time to time. Currently, there are no material legal proceedings outstanding.

Note 19 – Business Segments

The Company's four reporting segments consist of Deltic's three operating business units and its corporate function. Each reporting entity has a separate management team and infrastructure that offers different products and/or services.

Woodlands operations manage the Company's Southern Pine timberlands located primarily in Arkansas and north Louisiana and derive revenue from the harvest of timber from the timberlands, in accordance with its harvest plans, and either sells timber to third parties in the domestic market or to the Company's Mills segment for conversion into lumber. In addition, this segment may, from time to time, identify and sell a portion of its timberland holdings that is either non-strategic to future timberland management activities or has appreciated, due primarily to location, to a level that exceeds its value as a timber-growing asset. This segment also generates revenue from the leasing of hunting, oil and gas, and other rights on its timberlands.

The Mills segment consists of Deltic's two sawmills which convert timber, purchased from third parties or the Company's Woodlands segment, into lumber. These mills produce a variety of products, including dimension lumber, boards, timbers, decking, and secondary manufacturing products, such as finger-jointed studs. These products are sold primarily to wholesalers and lumber treaters in the South and Midwest and used in residential construction, roof trusses, laminated beams, and remanufactured items.

Real Estate operations, which currently include three separate real estate developments, add value to former timberland by developing it into upscale, planned residential and commercial developments. These developments, each of which is centered around a core amenity, are being developed in stages. To-date, real estate sales have consisted primarily of residential lots sold to builders or individuals, commercial site sales, and sales of undeveloped acreage. In addition, this segment currently leases retail and office space to third parties in a retail center constructed by the Company, and held for sale, in one of its developments. This segment also manages: (1) a real estate brokerage subsidiary which currently generates commission revenue by reselling existing homesites in one of the Company developments and (2) a country club operation, Chenal Country Club, Inc., around which the Company's Chenal Valley development is centered. This club operation derives its revenues from membership services, food and beverage sales, and membership dues.

Corporate operations consist primarily of senior management, planning, accounting, information systems, human resources, treasury, income tax, and legal staff functions that provide support services to the operating business units. The Company currently does not allocate the cost of maintaining these support functions to its operating units.

In August 2000, the Company's Board of Directors approved the disposal of Deltic's former Agriculture segment. As a result, agriculture operating results are reported as discontinued operations. (For additional information about the discontinuation of the agriculture operations, see Note 2 – Discontinued Agriculture Segment.)

The accounting policies of the reportable segments are the same as those described in Note 1 – Significant Accounting Policies. The Company evaluates the performance of its segments based on operating income before results of Del-Tin Fiber, an equity method investee; interest income and expense; other nonoperating income or expense; and income taxes. Intersegment revenues consist primarily of timber sales from the Woodlands segment to the Mills operations.

Information about the Company's business segments consisted of the following:

(Thousands of dollars)	2002	2001	2000
Net sales			
Woodlands	$ 36,964	38,309	41,483
Mills	70,386	57,382	64,870
Real Estate	15,343	25,020	18,035
Eliminations[1]	(18,181)	(14,700)	(14,857)
	$ 104,512	106,011	109,531

(Thousands of dollars)	2002	2001	2000
Income/(loss) from continuing operations before income taxes			
Operating income			
Woodlands	$ 22,449	22,321	28,675
Mills	(6,370)	(7,101)	(6,415)
Real Estate	2,004	7,392	2,400
Corporate	(6,792)	(6,372)	(6,475)
Eliminations	(594)	(416)	(71)
Operating income	10,697	15,824	18,114
Equity in loss of and write-off of investment in Del-Tin Fiber	(28,217)	(9,132)	(10,938)
Interest income	284	946	517
Interest and other debt expense	(4,558)	(5,725)	(4,921)
Other income/(expense)	433	438	340
	$ (21,361)	2,351	3,112
Total assets at year-end			
Woodlands	$ 202,473	208,114	173,108
Mills	50,541	50,099	53,720
Real Estate	46,100	37,925	35,593
Corporate[2,3]	11,432	32,242	56,586
Total assets for continuing operations	310,546	328,380	319,007
Discontinued agriculture operations	–	–	3,626
	$ 310,546	328,380	322,633
Depreciation, amortization, and cost of fee timber harvested			
Woodlands	$ 8,786	9,038	7,513
Mills	5,840	5,441	4,518
Real Estate	454	365	567
Corporate	144	147	231
	$ 15,224	14,991	12,829
Capital expenditures			
Woodlands	$ 5,175	44,432	24,975
Mills	3,571	5,861	8,386
Real Estate	15,378	13,514	9,667
Corporate	113	150	320
Capital expenditures for continuing operations	24,237	63,957	43,348
Discontinued agriculture operations	–	–	53
	$ 24,237	63,957	43,401

[1] Primarily intersegment sales of timber from Woodlands to Mills.

[2] Includes investment in Del-Tin Fiber, an equity method investee, of zero (after write-off of impaired investment carrying value), $11,600,000, and $5,862,000 at December 31, 2002, 2001, and 2000, respectively. (For additional information regarding Del-Tin Fiber, see Note 4 – Investment in Del-Tin Fiber.)

[3] Includes balance of farmland/timberland sales proceeds held by trustee of $447,000 as of December 31, 2002, $2,236,000 as of December 31, 2001, and $16,317,000 as of December 31, 2000, and advances to accommodating title holders and Ashly Plantation minority owners of $16,364,000 as of December 31, 2000. (For additional information regarding the transactions resulting in these amounts, see Note 2 – Discontinued Agriculture Segment.)

Note 20 – Financial Results by Quarter (Unaudited)

(Thousands of dollars, except per share amounts)

	2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter*	Year
Net sales	$ 27,095	28,106	25,565	23,746	104,512
Gross profit	6,784	6,142	3,501	1,882	18,309
Operating income	4,737	4,024	1,669	267	10,697
Income/(loss) from continuing operations	821	(10)	(992)	(13,458)	(13,639)
Income/(loss) from discontinued operations	–	–	–	–	–
Net income/(loss)	821	(10)	(992)	(13,458)	(13,639)
Earnings per common share					
Basic					
Continuing operations	$ .02	(.05)	(.13)	(1.18)	(1.33)
Discontinued operations	–	–	–	–	–
Net income/(loss)	.02	(.05)	(.13)	(1.18)	(1.33)
Assuming dilution					
Continuing operations	.02	(.05)	(.13)	(1.18)	(1.33)
Discontinued operations	–	–	–	–	–
Net income/(loss)	.02	(.05)	(.13)	(1.18)	(1.33)
Dividends per common share	$ .0625	.0625	.0625	.0625	.25
Market price per common share					
High	$ 30.63	34.95	35.20	29.35	35.20
Low	28.00	29.75	21.98	22.00	21.98
Close, at period-end	30.25	34.48	21.98	26.70	26.70

	2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$ 22,494	27,800	25,440	30,277	106,011
Gross profit	6,254	6,296	3,390	6,955	22,895
Operating income	4,606	3,379	2,588	5,251	15,824
Income/(loss) from continuing operations	975	(118)	(114)	880	1,623
Income/(loss) from discontinued operations	8,212	119	51	(25)	8,357
Net income/(loss)	9,187	1	(63)	855	9,980
Earnings per common share					
Basic					
Continuing operations	$ .03	(.06)	(.06)	.02	(.05)
Discontinued operations	.69	.01	.01	–	.70
Net income/(loss)	.72	(.05)	(.05)	.02	.65
Assuming dilution					
Continuing operations	.03	(.06)	(.06)	.02	(.05)
Discontinued operations	.69	.01	.01	–	.70
Net income/(loss)	.72	(.05)	(.05)	.02	.65
Dividends per common share	$ .0625	.0625	.0625	.0625	.25
Market price per common share					
High	$ 24.09	28.80	29.66	28.95	29.66
Low	20.02	20.05	24.07	24.69	20.02
Close, at period-end	20.25	28.80	25.30	27.40	27.40

* Includes the write-off of the Company's investment in Del-Tin Fiber of $18,723,000, $11,440,000 net of related deferred income taxes of $7,283,000.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Deltic Timber Corporation:

We have audited the accompanying consolidated balance sheets of Deltic Timber Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deltic Timber Corporation and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Shreveport, Louisiana
February 7, 2003

AUDIT COMMITTEE CHAIRMAN'S LETTER

The Shareholders
Deltic Timber Corporation:

The Audit Committee of the Board of Directors ("the Committee") is responsible for providing independent oversight of the Company's accounting functions and internal controls. The members of the Committee are selected by the Board of Directors. The Committee consists of five outside directors and operates under a written charter approved by the Board of Directors. (A copy of this charter is included in the proxy statement for the Company's 2001 Annual Meeting of Stockholders.) The Committee met five times during 2002.

The Committee also oversees the financial reporting process on behalf of the Board of Directors. As part of this responsibility, the Committee assessed the independence of the Company's external auditors, utilizing written disclosures received from such auditors as required by the provisions adopted by the Independence Standards Board, and recommended to the Board of Directors, subject to shareholder approval, the selection of the Company's external auditors. The Committee discussed the overall scope and specific plans for audit services with the Company's internal auditor and with KPMG LLP, the Company's external auditors. The Committee reviewed and discussed the quarterly financial statements prior to the filing of the Company's Form 10-Q's. In addition, the Committee also reviewed and discussed the Company's audited consolidated financial statements and adequacy of the Company's internal controls and discussed with KPMG LLP the matters required by Statements on Auditing Standards 61, Communication with Audit Committees. The Committee also met with the internal auditor and KPMG LLP to discuss the results of their respective audits, their consideration of the Company's internal controls, and the overall quality of the Company's financial reporting. The meetings were also designed to facilitate any private communication with the Committee, without management present, desired by the internal auditor or KPMG LLP.

Based upon these reviews and discussions, the Committee approved the accompanying audited financial statements for inclusion in the annual report on Form 10-K filed with the Securities and Exchange Commission.

John C. Shealy
Chairman, Audit Committee
March 5, 2003

REPORT OF MANAGEMENT

The Shareholders
Deltic Timber Corporation:

The management of Deltic Timber Corporation has prepared and is responsible for the Company's consolidated financial statements. The statements are prepared in conformity with accounting principles generally accepted in the United States of America, appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates with consideration given to materiality.

The Company has established and maintains a disclosure control system and related policies and procedures designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known. In addition, the Company maintains internal control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, that the accounting records accurately reflect business transactions, and that the transactions are in accordance with management's authorization. The design, monitoring, and revision of the systems of internal control involve, among other things, our judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which monitors the effectiveness of the controls, while independently and systematically evaluating and formally reporting on the adequacy and effectiveness of components of the system.

The Company's consolidated financial statements have been audited by KPMG LLP, independent certified public accountants, who have expressed their opinion with respect to the fairness of the consolidated financial statements in conformity with generally accepted accounting principles. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management. The Audit Committee of the Board of Directors ("the Audit Committee") appoints the independent auditors; ratification of the appointment is solicited annually from the shareholders.

The Audit Committee is composed of directors who are not officers or employees of the Company. The Audit Committee meets periodically with the certified public accountants, the Company's internal auditor, and representatives of management to review the Company's internal controls, the quality of its financial reporting, the scope and results of audits, and the independence of the external auditors. The Company's internal auditor and KPMG LLP have unrestricted access to the Audit Committee, without management's presence, to discuss audit findings and other financial matters.

Clefton D. Vaughan
Vice President and Chief Financial Officer
February 7, 2003

	2002	2001	2000	1999	1998
Operating					
Acres owned[1]					
Woodlands	431,100	432,700	408,000	395,400	397,000
Real Estate	5,700	5,900	6,200	9,800	10,100
Agriculture	–	–	18,400	37,000	37,000
Woodlands					
Estimated standing pine timber inventories[1]					
Sawtimber (tons)	10,421,000	10,694,200	10,373,100	9,913,700	9,603,000
Pulpwood (tons)	6,113,600	5,937,400	5,616,100	4,708,200	4,797,600
Company-owned pine timber harvested[2]					
Sawtimber (tons)	713,779	673,055	566,557	500,442	431,556
Average sales price (per ton) $	41	39	45	46	51
Pulpwood (tons)	249,709	288,771	235,079	286,112	200,620
Average sales price (per ton) $	6	5	5	6	7
Timberland sales					
Acres sold	3,418	3,315	5,254	7,336	427
Average sales price (per acre) $	1,000	2,400	2,100	500	500
Mills					
Production					
Annual capacity (MBF)[1]	257,000	246,000	246,000	226,000	226,000
Finished lumber (MBF)	202,803	164,058	168,889	185,957	159,690
Pine chips (tons)	298,127	247,967	287,772	324,392	289,372
Lumber sales (MBF)	199,463	158,225	172,059	189,028	162,249
Average sales price (per MBF) $	298	306	324	383	343
Mill margin (per MBF) $	(32)	(45)	(37)	34	(17)
Real Estate					
Residential lots sold	141	198	148	196	175
Average sales price (per lot) $	68,200	85,400	54,000	50,800	55,600
Commercial acres sold	.5	14.1	10.4	74.0	8.0
Average sales price (per acre) $	218,200	160,700	496,300	67,000	158,100
Undeveloped acres sold	21.9	40.1	5.0	213.1	96.3
Average sales price (per acre) $	10,000	6,900	1,900	10,400	6,900
Stockholder and Employee Data[1]					
Common shares outstanding (thousands)	11,916	11,888	11,936	12,394	12,814
Number of stockholders of record	1,724	1,862	2,037	2,272	3,210
Number of employees	513	517	481	496	499

[1] At December 31.

[2] Includes intersegment transfers at market prices.

corporate information

CORPORATE OFFICES

210 East Elm, P. O. Box 7200
El Dorado, Arkansas 71731-7200
(870) 881-9400
www.deltic.com

STOCK EXCHANGE LISTING

Trading symbol: DEL
New York Stock Exchange

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, L.L.C.
2 North LaSalle Street, P.O. Box 1689
Chicago, Illinois 60602

ANNUAL MEETING

The annual meeting of the Company's shareholders will be held at 10 a.m. on April 24, 2003, at the South Arkansas Arts Center, 110 East 5th Street, El Dorado, Arkansas. A formal notice of the meeting, together with a proxy statement and proxy form, is enclosed with this report.

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained by writing to:

Deltic Timber Corporation
Controller's Department
P. O. Box 7200
El Dorado, Arkansas 71731-7200

INQUIRIES

Inquiries regarding shareholder account matters should be addressed to:

W. Bayless Rowe, Secretary
Deltic Timber Corporation
P. O. Box 7200
El Dorado, Arkansas 71731-7200

Members of the financial community should direct their inquiries to:

Kenneth D. Mann, Manager, Investor Relations
Deltic Timber Corporation
P. O. Box 7200
El Dorado, Arkansas 71731-7200
(870) 881-6432

SUBSIDIARIES

DELTIC TIMBER PURCHASERS, INC.
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce ....President
Clefton D. Vaughan......Vice President, Treasurer, and Chief Financial Officer
W. Bayless Rowe................Vice President, General Counsel, and Secretary
David V. Meghreblian ....Vice President
Emily R. Evers............Controller

DELTIC SOUTHWEST TIMBER COMPANY
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce ....President
Clefton D. Vaughan......Vice President, Treasurer, and Chief Financial Officer
W. Bayless Rowe................Vice President, General Counsel, and Secretary
David V. Meghreblian ....Vice President
Emily R. Evers............Controller

DELTIC REAL ESTATE INVESTMENT COMPANY
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce ....President
Clefton D. Vaughan......Vice President, Treasurer, and Chief Financial Officer
W. Bayless Rowe................Vice President, General Counsel, and Secretary
Emily R. Evers............Controller

CHENAL PROPERTIES, INC.
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce ....President
Clefton D. Vaughan......Vice President, Treasurer, and Chief Financial Officer
Jack R. McCray ....Vice President
W. Bayless Rowe................Vice President, General Counsel, and Secretary
Emily R. Evers............Controller

CHENAL COUNTRY CLUB, INC.
210 East Elm, P. O. Box 7200 / El Dorado, Arkansas 71731-7200

Ron L. Pearce ....President
Clefton D. Vaughan......Vice President, Treasurer, and Chief Financial Officer
W. Bayless Rowe................Vice President, General Counsel, and Secretary
Emily R. Evers............Controller

board of directors

DELTIC

officers

ROBERT C. NOLAN
Chairman

RON L. PEARCE
President and
Chief Executive Officer

CLEFTON D. VAUGHAN
Vice President, Treasurer,
and Chief Financial Officer

W. BAYLESS ROWE
Vice President,
General Counsel,
and Secretary

DAVID V. MEGHREBLIAN
Vice President, Operations

EMILY R. EVERS
Controller



ROBERT C. NOLAN (1)
Chairman / Deltic Timber Corporation
El Dorado, Arkansas / Director since 1996



RON L. PEARCE (1)
President and Chief Executive Officer / Deltic Timber Corporation
El Dorado, Arkansas / Director since 1996



O.H. DARLING, JR. (2)
Division Manager, Crossett Division, Retired / Georgia-Pacific Corporation
Crossett, Arkansas / Director since 1996



THE REVEREND CANON CHRISTOPH KELLER, III (2) (3)
Episcopal Priest
New York, New York / Director since 1996



ALEX R. LIEBLONG (1) (3)
President / Lieblong & Associates, Inc.
Little Rock, Arkansas / Director since 1996



R. MADISON MURPHY (1) (3)
Managing Member / Murphy Family Management, LLC
El Dorado, Arkansas / Director since 1996



R. HUNTER PIERSON, JR. (2) (3)
Private Investor / Timberland, commercial real estate, and securities
New Orleans, Louisiana / Director since 1999



J. THURSTON ROACH (2) (3)
Retired Executive and Private Investor
Seattle, Washington / Director since 2000



JOHN C. SHEALY (1) (2)
Vice President and General Manager
Southern Region, Retired / Willamette Industries, Inc.
Ruston, Louisiana / Director since 1996

COMMITTEES OF THE BOARD

(1) Member of the Executive and Nominating Committee chaired by Mr. Nolan.
(2) Member of the Audit Committee chaired by Mr. Shealy.
(3) Member of the Executive Compensation Committee chaired by Mr. Murphy.

DELTIC TIMBER CORPORATION
210 EAST ELM / P.O. BOX 7200
EL DORADO, AR 71731-7200
WWW.DELTIC.COM

DELTIC